C L I F F O R D C H A N C E	CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK NY 10019 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

TO	Geoffrey M. Ossias	COMPANY	Securities and Exchange Commission

FAX NO	202-772-9209	PHONE NO	202-551-3404
202-942-9544

FROM	Elizabeth M. McCarroll	DATE	October 21, 2005

CC	Andrew Epstein
Eric Graham

SENDER PHONE	+1 212 878 3437	PAGES (INCL COVER)

Re:	Cogdell Spencer Inc. File No. 333-127396

In response to Comments 3, 12, 13, 14 and 15, attached please find copies of the exhibits that we filed with Amendment No. 4 to the Registration Statement (File No. 333-127396).
Regards,

Exhibit 10.12
IRREVOCABLE EXCHANGE AND SUBSCRIPTION AGREEMENT
Cogdell Spencer OP
Cogdell Spencer Inc.
4401 Barclay Downs Drive
Suite 300
Charlotte, North Carolina 28209-4670
August 8, 2005
Ladies and Gentlemen:
     Reference is made to the Cogdell Spencer Inc. Consent Solicitation Statement and Confidential Offering Memorandum, dated May 27, 2005 (the “Confidential Offering Memorandum”) relating to the private offering of units representing limited partnership interests (the “OP Units”) to be issued by Cogdell Spencer LP, a newly formed Delaware limited partnership (“Cogdell Spencer OP”), or shares of Common Stock, par value $.01 per share, (the “Common Stock”), to be issued by Cogdell Spencer Inc., a newly organized Maryland corporation (the “Company”), which intends to qualify as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes. A copy of the Confidential Offering Memorandum has been received and reviewed by the undersigned. Capitalized terms used but not otherwise defined in this Irrevocable Exchange and Subscription Agreement shall have the respective meanings ascribed to them in the Confidential Offering Memorandum.
     The undersigned (the “Exchanging Member”) is a holder of limited liability company, general or limited partnership interests in those limited liability companies or limited partnerships (the “Existing Entities”) and of shares of common stock in Cogdell Spencer Advisors Inc., a North Carolina corporation (CSA”), all as described on the attached Investor Information Page. We refer to the limited liability company, general or limited partnership interests in the Existing Entities and the shares of CSA common stock shown on such Investor Information Page collectively as the “Interests.” The Investor Information Page also sets forth, in the applicable column, the number of OP Units or shares of Common Stock to being offered to the Exchanging Member in exchange for the Interests. Such number of OP Units is referred to herein as the “Offered OP Units” and such number of shares of Common Stock is referred to herein as the “Offered Shares.”
     By executing this agreement, the Exchanging Member waives any right it may have to elect to receive any consideration under the Transaction Agreements for any of the Existing Entities and irrevocably agrees, upon satisfaction of the conditions in Sections 5 and 6 of this agreement, to receive in exchange for such Interests either the Offered OP Units or Offered Shares, as indicated on the Investor Information Page. The securities so elected to be received by the Exchanging Member as described in paragraph 1.A below are referred to herein as the “Elected Securities.”
     1. Exchange, Subscription and Consent.
     A. Contribution to the Company and Cogdell Spencer OP. By executing this agreement, the Exchanging Member hereby agrees, subject to the terms and conditions hereof, (i) to contribute to Cogdell Spencer OP the Interests shown on the Investor Information Page as being slated for contribution to Cogdell Spencer OP in exchange for which the Exchanging Member will receive on the closing date (the “Closing Date”) of the Company’s proposed initial public offering (the “IPO”) the number of OP Units set forth in the applicable line on the Investor Information Page and (ii) to receive, on the closing date of the IPO, in the merger described in the Transaction Agreement relating to CSA, the number of Offered Shares shown on such Investor Information Page.
     B. Reallocation at the Option of the Company for Tax Reasons. The Company reserves the right, by written notice to the undersigned, to require the undersigned and CSA to reallocate one or more Interests slated for contribution under the Transaction Agreement for CSA to be instead contributed to Cogdell Spencer OP and to require one or more Interests slated for contribution to Cogdell Spencer OP to be instead contributed under the Transaction Agreement for CSA. The Company shall exercise such right only if in its reasonable judgment such reallocation is necessary to protect the status of the Company as a REIT for federal income tax purposes or the tax deferred nature of the transactions contemplated by this Agreement. The parties agree that any such reallocation of an Interest shall not change the total number of Elected Securities to be received by the Exchanging Member under this agreement and under the Transaction Agreement for CSA
     C. Other Matters. The Exchanging Member has delivered to the Company or Cogdell Spencer OP, as applicable, (a) a duly completed and executed Form W-9 and FIRPTA Affidavit; and (b) two duly completed and executed signature pages to this Irrevocable Exchange and Subscription Agreement. As provided in paragraph 9 hereof, by executing this agreement, the Exchanging Member is granting a power-of-attorney to the Company to execute, on behalf of the undersigned at the closing of the transactions contemplated hereby (the “Closing”), the Registration Rights Agreement, the Tax Protection Agreement, the Lock-Up Agreement, the applicable Transaction Agreements, and the partnership agreement of Cogdell Spencer OP. Such agreements together with this agreement are collectively referred to in this agreement as the “Subscription Documents.”
     D. . Consents. By executing this agreement, the undersigned and CSA hereby consent and vote in favor of (i) the participation by the applicable Existing Entity and CSA in the Consolidation Transaction, as described herein or in the Confidential Offering Memorandum, and (ii) the Organizational Document Amendments, as described in the Confidential Offering Memorandum.
     2. Representations, Warranties and Covenants of The Exchanging Member. The Exchanging Member hereby acknowledges, represents and warrants to, and covenants and agrees with the Company and Cogdell Spencer OP as follows (and each representation and warranty set forth below shall be deemed remade as of the Closing Date):
          2.1 Authorization. Such Exchanging Member represents and warrants that such Exchanging Member has full power and authority to enter into the Subscription Documents and to consummate the transactions contemplated by the Subscription Documents, that the execution and delivery of the Subscription Documents by such Exchanging Member and the consummation by such Exchanging Member of the transactions contemplated by the Subscription Documents have been duly authorized by all necessary action on the part of such Exchanging Member and will not constitute or result in a breach or default under, or conflict with or violate, any agreement or other undertaking, to which such Exchanging Member is a party or by which such Exchanging Member is bound or with any judgment, decree, statute, order, rule or regulation applicable to such Exchanging Member or such Exchanging Member’s assets, and, if the Exchanging Member is not an individual, will not violate any provisions of the organizational or other formation or governing documents of such Exchanging Member. The Subscription Documents have been duly executed and delivered by such Exchanging Member and constitute valid and legally binding obligations of such Exchanging Member enforceable against such Exchanging Member in accordance with and subject to their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity. The signatures on the Subscription Documents are genuine, and the signatory, if such Exchanging Member is an individual, has legal competence and capacity to execute the same, or, if such Exchanging Member is not an individual, the signatory has been duly authorized to execute the same on behalf of such Exchanging Member.
          2.2 Purchase for Investment. Such Exchanging Member is acquiring the Elected Securities for such Exchanging Member’s own account (or if such Exchanging Member is a trustee, for a trust account) for investment only, and not with a view to or for sale in connection with any distribution of all or any part of such Elected Securities, other than the exchange of shares of CSA common stock for other Elected Securities as contemplated hereby. Such Exchanging Member hereby agrees that such Exchanging Member shall not, directly or indirectly, transfer all or any part of such Elected Securities (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of all or any part of the Elected Securities), except in accordance with the registration provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the regulations thereunder or an exemption from such registration provisions, with any applicable state or non-U.S. securities laws, and with the terms of this Irrevocable Exchange and Subscription Agreement. Such Exchanging Member understands that such Exchanging Member must bear the economic risk of an investment in the Elected Securities for an indefinite period of time because, among other reasons, the offering and sale of such Elected Securities have not been registered under the Securities Act and, therefore, such Elected Securities cannot be resold unless such resale is subsequently registered under the Securities Act or an exemption from such registration is available. Such Exchanging Member also understands that sales or transfers of such Elected Securities are further restricted by the provisions of the Company’s charter or the organizational agreements of Cogdell Spencer OP, and may be restricted by other applicable securities laws. If at any time the Elected Securities are evidenced by certificates or other documents, each such certificate or other document shall contain a legend stating that (i) such Elected Securities (1) have not been registered under the Securities Act or the securities laws of any state; (2) have been issued pursuant to a claim of exemption from the registration provisions of the Securities Act and any state securities law which may be applicable; and (3) may not be sold, transferred or assigned without compliance with the registration provisions of the Securities Act and the regulations thereunder and any other applicable federal or state securities laws or compliance with applicable exemptions therefrom; (ii) sale, transfer or assignment of such Elected Securities is further subject to restrictions contained in the organizational documents of the issuer of such securities and such Elected Securities may not be sold, transferred or assigned unless and to the extent permitted by, and in accordance with, the provisions of the organizational documents of such issuer; and (iii) sale, transfer or assignment of such Elected Securities (other than shares of CSA common stock) is subject to restrictions contained in the Lock-Up Agreement being executed by such Exchanging Member on the date of this agreement.
          2.3 Information. Such Exchanging Member has carefully reviewed this Irrevocable Exchange and Subscription Agreement, the Confidential Offering Memorandum and the other Subscription Documents. Such Exchanging Member has been provided an opportunity to ask questions of, and such Exchanging Member has received answers thereto satisfactory to such Exchanging Member from, the Company or its representatives regarding the terms and conditions of the offering of the Elected Securities, and such Exchanging Member has obtained all additional information requested by such Exchanging Member of Cogdell Spencer OP or the Company and their representatives to verify the accuracy of all information furnished to such Exchanging Member regarding the offering of such Elected Securities. Such Exchanging Member represents and warrants that such Exchanging Member has read the Confidential Offering Memorandum in its entirety and has relied upon and is making his, her or its subscription decision to acquire the Elected Securities in exchange for its Interests based solely upon his, her or its review and evaluation of the Confidential Offering Memorandum and is not relying on CSA or the Company or any of its subsidiaries, affiliates or any of their respective representatives or agents with respect to any tax or other economic considerations involved in connection with the subscription for the Elected Securities. Such Exchanging Member represents and warrants that such Exchanging Member has been advised to consult with his, her or its tax, legal and other advisors regarding the subscription and its effects, the tax consequences of making and not making a subscription hereunder, and has obtained, in such Exchanging Member’s judgment, sufficient information to evaluate the merits and risks of a subscription and investment hereunder. Such Exchanging Member has not been furnished with and has not relied on any oral or written representation in connection with the offering of the Elected Securities that is not contained in this agreement.
          2.4 Economic and Liquidity Risk. Such Exchanging Member represents and warrants that such Exchanging Member has such knowledge and experience in financial and business matters such that such Exchanging Member is capable of evaluating the merits and risks of investing in the Elected Securities, and that such Exchanging Member has evaluated the risks of investing in the Elected Securities and has determined that they are a suitable investment for such Exchanging Member. Such Exchanging Member represents and warrants that such Exchanging Member understands that an investment in the Elected Securities is a speculative investment that involves very significant risks and tax uncertainties and that such Exchanging Member is prepared to bear the economic, tax and other risks of an investment in the Elected Securities for an indefinite period of time, and is able to withstand a total loss of such Exchanging Members investment in the Elected Securities.
          2.5 Eligibility; Accredited Investor Status. Such Exchanging Member represents and warrants that such Exchanging Member is an “accredited investor” as defined in Regulation D under the Securities Act (“Accredited Investor”). Such Exchanging Member will, upon request, execute and/or deliver any additional documents deemed by the Company to be necessary or desirable to confirm such Exchanging Members Accredited Investor status.
          2.6 Ownership of the Exchanging Member’s Entire Interest. Such Exchanging Member hereby represents and warrants that such Exchanging Member has, or on the Closing Date will have, good and marketable title to each Interest listed on the Investor Information Page and each such Interest will on the Closing Date be free and clear of all pledges, claims, liens, restrictions, charges, encumbrances, security interests, conditional sales agreements and other obligations of any kind or nature. Such Exchanging Member will, upon request, execute, deliver and/or provide any additional documents deemed by the Company to be necessary or desirable to confirm the foregoing. Such Exchanging Member represents and warrants that the information on the Investor Information Page and on the Supplementary Information Page is true and correct in all material respects.
          2.7 Status as Foreign Person. Such Exchanging Member represents and warrants that he, she or it is not a foreign person and is not owned directly or indirectly, in whole or in part, by a foreign person as determined for purposes of Section 897(h)(4) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder.
          2.8 Continuing Efforts. Subject to the terms and conditions herein provided, such Exchanging Member covenants and agrees to use its best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper and/or appropriate to consummate and make effective the transactions contemplated by this Irrevocable Exchange and Subscription Agreement.
          2.9 No Brokers or Finders. Such Exchanging Member has not entered into any agreement and is not otherwise liable or responsible to pay any brokers’ or finders’ fees or expenses to any person or Entity with respect to this Irrevocable Exchange and Subscription Agreement or the purchase and issuance of any Elected Securities contemplated hereby, except for any such person or Entity the fees and expenses for which such Exchanging Member shall be solely responsible for and pay.
     3. Survival. The representations, warranties, covenants and agreements contained in this Irrevocable Exchange and Subscription Agreement shall survive the Closing Date.

     4. Conditions to Consummation by Cogdell Spencer OP and the Company. The obligations of Cogdell Spencer OP and the Company to accept a subscription from, and to issue the Elected Securities to, the Exchanging Member pursuant to this Irrevocable Exchange and Subscription Agreement are subject to the fulfillment of the conditions set forth in this Article 5, any one or more of which may be waived by the Company:
          4.1 Representations, Warranties and Covenants. The representations and warranties of the Exchanging Member contained in this Irrevocable Exchange and Subscription Agreement shall be true, correct and complete in all material respects on and as of the Closing Date with the same force and effect as though made on and as of such Closing Date unless expressly stated herein to be made as of a specified date. The Exchanging Member shall have performed in all material respects all obligations required to be performed by him, her or it under this Irrevocable Exchange and Subscription Agreement at or prior to the Closing Date.
          4.2 Closing Documents. The Exchanging Member shall have duly executed and delivered to the Company and Cogdell Spencer OP on or prior to the Closing Date all documents that are reasonably requested by the Company to effectuate the transactions contemplated hereby.
          4.3 Receipt of Subscription by the Expiration Time. The Subscription Documents and such other documents or instruments as are, or may be, requested hereunder must be properly completed and duly executed and returned by the Exchanging Member and received by the Company by the Expiration Time.
          4.4 Closing Of the IPO and Other Transactions. The closing of the IPO and the transaction contemplated by the applicable Transaction Agreement shall have occurred or shall be imminent.
     5. Conditions to Consummation by the Exchanging Member. The obligations of the Exchanging Member to receive Elected Securities pursuant this Irrevocable Exchange and Subscription Agreement are subject to the fulfillment of the conditions set forth in this Article 6, any one or more of which may be waived by him, her or it:
          5.1 Covenants. The Company and Cogdell Spencer OP shall have performed in all material respects all obligations required to be performed by them under this Irrevocable Exchange and Subscription Agreement at or prior to the Closing Date.
          5.2 Closing Documents. Cogdell Spencer OP shall have duly executed and delivered on or prior to the Closing Date the Subscription Documents as herein contemplated.
          5.3 Closing Of the IPO and Other Transactions. The closing of the IPO and the transactions contemplated by the applicable Transaction Agreements shall have occurred or shall be imminent.
     6. Indemnity. The Exchanging Member hereby agrees to indemnify and defend the Company and Cogdell Spencer OP and its affiliates against and to hold them harmless from any and all damage, loss, liability and expense incurred or suffered by any of them arising out of or based upon the inaccuracy of any representation or warranty or breach of any agreement made or to be performed by such Exchanging Member pursuant to this Irrevocable Exchange and Subscription Agreement or any of the documents or instruments contemplated hereby or referred to herein. The Company and Cogdell Spencer OP hereby agree to indemnify and defend the Exchanging Member and its affiliates against and to hold them harmless from any and all damage, loss, liability and expense incurred or suffered by the

Exchanging Member or any of its affiliates arising out of or based upon the breach of any agreement made or to be performed by the Company or Cogdell Spencer OP pursuant to this Irrevocable Exchange and Subscription Agreement.
     7. Changes to Form Agreements. The Exchanging Member agrees and confirms that the terms of the OP Units and Common Stock described in the Confidential Offering Memorandum and the Exhibits thereto are not final and may be modified depending on the prevailing market conditions at the time of the IPO. By executing this Irrevocable Exchange and Subscription Agreement such Exchanging Member hereby authorizes Cogdell Spencer OP and the Company to, and understands and agrees that Cogdell Spencer OP and the Company may, make changes (including changes that may be deemed material) to the Company’s charter, the by-laws of the Company, the Registration Rights Agreement, the Tax Protection Agreement, the Lock-Up Agreement and the partnership agreement of Cogdell Spencer OP, to the Confidential Offering Memorandum, and such Exchanging Member agrees to receive the Elected Securities, as the case may be, with such final terms and conditions as the Company determines.
     8. Power-of-attorney. By executing this Irrevocable Exchange and Subscription Agreement, the undersigned Exchanging Member hereby irrevocably constitutes and appoints the Company (or a substitute appointed by Company) as his, her or its attorney-in-fact and agent with full power of substitution to take any and all actions and execute any of the following agreements on such Exchanging Member’s behalf and in such Exchanging Member’s name: Lock-Up Agreement, Registration Rights Agreement, the Tax Protection Agreement, the Transaction Agreement, instruments of assignment, partnership agreements of Cogdell Spencer OP, Organizational Document Amendments of the Existing Entities, and any other documents related to the consummation of the Consolidation Transaction, any reallocation of Interests as described in paragraph 1.B above or any of the other transactions contemplated by this Agreement on such Exchanging Member’s behalf and in such Exchanging Member’s name, as may be deemed by the Company as necessary or desirable to effectuate the Consolidation Transaction, IPO, and the other transactions described herein or in the Confidential Offering Memorandum. The undersigned hereby grants to each attorney-in-fact full power and authority to do and perform each and every act and thing which may be necessary, or convenient, in connection with the foregoing, as fully, to all intents and purposes, as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by authority hereof. Such power-of-attorney shall be deemed to be coupled with an interest and shall be irrevocable and shall survive the death, disability or dissolution of the Exchanging Member.
     9. Partnership Agreement Amendments. By executing this Irrevocable Exchange and Subscription Agreement, the undersigned Exchanging Member hereby irrevocably constitutes and appoints the Company (or a substitute appointed by the Company) as his, her or its attorney-in-fact and agent with full power of substitution, to enter into, on such Exchanging Member’s behalf and in such Exchanging Member’s name, any amendments to the partnership agreement of Cogdell Spencer OP approved by the partners in accordance with the terms of such agreement. The undersigned hereby grants to each attorney-in-fact full power and authority to do and perform each and every act and thing which may be necessary, or convenient, in connection with the foregoing, as fully, to all intents and purposes, as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by authority hereof. Such power-of-attorney shall be deemed to be coupled with an interest and shall be irrevocable and shall survive the death, disability or dissolution of the Exchanging Member.
     10. Termination. This agreement shall be irrevocable by the undersigned, but shall terminate automatically if the Closing has not occurred 12 months after the date of this Agreement.
     11. General Provisions.

          11.1 Modification. Neither this Irrevocable Exchange and Subscription Agreement nor any provisions hereof shall be waived, modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, modification, discharge or termination is sought.
          11.2 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

If to the Exchanging Member:	To the address indicated for such Exchanging Member on the signature page to this Irrevocable Exchange and Subscription Agreement.

If to the Company or Cogdell	c/o Cogdell Spencer Advisors, Inc.
Spencer OP:	4401 Barclay Downs Drive
Suite 300
Charlotte, North Carolina 28209-4670
Tel: (704)940-2900
Fax: (704)940-2957
Attention: Frank Spencer

with a copy to:
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
Attention: Jay Bernstein
Facsimile: (212) 878-8375
All such notices, requests and other communications will (a) if delivered personally to the address as provided in this Section 12.2, be deemed given upon delivery; (b) if delivered by facsimile transmission to the facsimile number as provided in this Section 12.2, be deemed given upon receipt; and (c) if delivered by mail in the manner described above to the address as provided in this Section 12.2, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 12.2). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto in accordance with this Section 12.2.
          11.3 Binding Effect. Except as otherwise provided herein, this Irrevocable Exchange and Subscription Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and permitted assigns. If the Exchanging Member is itself more than one person, the obligations of such Exchanging Members shall be joint and several and the acknowledgements, representations, warranties, covenants and agreements herein contained shall be deemed to be made by and be binding upon each such person and his or her heirs, executors, administrators, successors, legal representatives and permitted assigns.
          11.4 Entire Agreement; Conflicting Provisions. The Subscription Documents contain the entire agreement of the parties with respect to this subscription, and there are no representations, warranties, covenants or other agreements except as stated or referred to herein or therein.

          11.5 Assignability. This Irrevocable Exchange and Subscription Agreement is not transferable or assignable by any party hereto. This Irrevocable Exchange and Subscription Agreement shall be for the benefit of the parties hereto.
          11.6 Applicable Law. This Irrevocable Exchange and Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Maryland applicable to contracts made and to be performed entirely within such State.
          11.7 Counterparts. This Irrevocable Exchange and Subscription Agreement may be executed through the use of separate signature pages or in counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on the parties hereto, notwithstanding that the parties hereto are not signatories to the same counterpart.
          11.8 Further Assurances. The Exchanging Member will, from time to time, execute and deliver to the Company all such other and further instruments and documents and take or cause to be taken all such other and further action as CSA, the Company or Cogdell Spencer OP may reasonably request in order to effect the transactions contemplated by this Irrevocable Exchange and Subscription Agreement. Notwithstanding the foregoing, the Company or Cogdell Spencer OP may request from the Exchanging Member such additional information as it may deem necessary to evaluate the eligibility of such Exchanging Member to acquire Elected Securities, and may request from time to time such information as it may deem necessary to determine the eligibility of such Exchanging Member to hold Elected Securities or to enable CSA, Cogdell Spencer OP or the Company to determine the Exchanging Member’s compliance with applicable regulatory requirements or tax status, and such Exchanging Member shall provide such information as may reasonably be requested.
          11.9 Severability. If any term or provision of this Irrevocable Exchange and Subscription Agreement shall to any extent be invalid or unenforceable, the remainder of this Irrevocable Exchange and Subscription Agreement shall not be affected thereby, and each term and provision of this Irrevocable Exchange and Subscription Agreement shall be valid and enforceable to the fullest extent permitted by law. Upon the determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Irrevocable Exchange and Subscription Agreement so as to effect their original intent as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
          11.10 Specific Performance. The parties hereto acknowledge that there would be no adequate remedy at law if any party fails to perform any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of any other party under this agreement in accordance with the terms and conditions of this agreement.
          11.11 Expenses. Each of the parties hereto agrees to pay the expenses incurred by it in connection with the negotiation, preparation, execution and delivery of this Irrevocable Exchange and Subscription Agreement and the consummation of the transactions contemplated hereby, including the fees and expenses of counsel to such party.
          11.12 Ambiguities. Any ambiguities or questions concerning the undersigned’s completion or execution of the Consent and Election Form will be resolved by the Company, and its determination will be final and binding upon undersigned.
[Remainder of this page is intentionally left blank.]

     IN WITNESS WHEREOF, the parties have executed this Irrevocable Exchange and Subscription Agreement as of this 8th day of August, 2005.
EXCHANGING MEMBER:

/s/ James W. Cogdell	Address:

Signature (on behalf of himself individually and	c/o Cogdell Spencer Inc.
the entities listed on Exhibit A)	4401 Barclay Downs Drive, Suite 300
Charlotte, North Carolina 28209-4670`

COGDELL SPENCER ADVISORS, INC.:

By:	/s/ Frank Spencer

Name:	Frank Spencer
Title:	President

COGDELL SPENCER LP
By: CS Business Trust I, its General Partner

By:	/s/ Frank Spencer

	Name:	Frank Spencer
	Title:	Trustee

COGDELL SPENCER INC.

By:	/s/ Frank Spencer

	Name:	Frank Spencer
	Title:	Chief Executive Officer and President

Investor Information Page

			Number of
	Percentage (%)		Offered OP	Number of Offered
Name of Entity	Ownership	Cash Value ($)	Units	Shares

Cogdell Spencer Advisors, Inc.	85.00	21,059,300.80	0	1,244,503
Augusta Medical Partners, LLC	1.95	168,906.02	9189
Baptist Northwest Limited Partnership	4.99	57,011.25	3102
Cogdell Investors (Birkdale), LLC	66.74	2,661,842.81	144805
Cogdell Investors (Birkdale II), LLC	68.10	663,999.52	36122
Cabarrus POB LLC	46.27	2,097,374.53	114098
Cabarrus Medical Partners, LLC	3.25	99,311.94	5403
East Jefferson Medical Office Building Limited Partnership	11.29	695,403.30	37830
East Jefferson Medical Specialty Building Limited Partnership	5.07	361,624.44	19673
Gaston MOB LLC	9.90	822,845.83	44763
Mulberry Medical Park Limited Partnership	3.40	63,449.71	3452
HMOB Associates Limited Partnership	4.99	246,368.84	13403
Orangeburg Medical Office Building General Partnership	0.69	17,973.01	978
Providence Medical Office Building, LLC	6.90	437,931.56	23824
Rocky Mount Kidney Center Associates Partnership	3.99	24,448.84	1331
Rocky Mount Medical Park Limited Partnership	4.99	216,602.33	11784

			Number of
	Percentage (%)		Offered OP	Number of Offered
Name of Entity	Ownership	Cash Value ($)	Units	Shares

Roper Medical Office Building, LLC	4.99	195,012.19	10609
St. Francis Community Medical Office Building, LLC	4.90	206,299.36	11223
St. Francis Medical Plaza, LLC	7.13	490,391.74	26678
Medical Park III, LP	6.71	366,587.56	19943
Beaufort Medical Plaza, LLC	15.75	527,619.40	28703
River Hills Medical Associates, LLC	14.65	410,363.16	22324
Cogdell Investors (Mallard), LLC	66.33	1,668,271.14	90754
Medical Investors I	37.53	2,023,777.20	110,093
Medical Investors III	37.53	721,207.95	39,234
Rocky Mount MOB, LLC	3.25	90,510.94	4924
West Medical Office I, LLC	12.20	230,915.74	12562
Rowan OSC Investors, LLC	2.50	43,217.48	2352
Copperfield MOB	1.25	49,807.84	2710
Barclay Downs Associates, LLC	12.14	290,998.08	15831
Cabarrus Land Company, LLC	3.25	188,779.53	10270
Mary Black Medical Office Building Limited Partnership	9.55	273,321.62	14869
Mary Black MOB II Limited Partnership	1.00	5,505.79	300
Mary Black Westside Medical Park I	4.99	109,241.58	5943
McLeod Medical Partners, LLC	0.65	40,759.32	2218

Total		37,626,983.23	901,298	1,244,503

Exhibit 10.13
IRREVOCABLE EXCHANGE AND SUBSCRIPTION AGREEMENT
Cogdell Spencer OP
Cogdell Spencer Inc.
4401 Barclay Downs Drive
Suite 300
Charlotte, North Carolina 28209-4670
August_8, 2005
Ladies and Gentlemen:
     Reference is made to the Cogdell Spencer Inc. Consent Solicitation Statement and Confidential Offering Memorandum, dated May 27, 2005 (the “Confidential Offering Memorandum”) relating to the private offering of units representing limited partnership interests (the “OP Units”) to be issued by Cogdell Spencer LP, a newly formed Delaware limited partnership (“Cogdell Spencer OP”), or shares of Common Stock, par value $.01 per share, (the “Common Stock”), to be issued by Cogdell Spencer Inc., a newly organized Maryland corporation (the “Company”), which intends to qualify as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes. A copy of the Confidential Offering Memorandum has been received and reviewed by the undersigned. Capitalized terms used but not otherwise defined in this Irrevocable Exchange and Subscription Agreement shall have the respective meanings ascribed to them in the Confidential Offering Memorandum.
     The undersigned (the “Exchanging Member”) is a holder of limited liability company, general or limited partnership interests in those limited liability companies or limited partnerships (the “Existing Entities”) and of shares of common stock in Cogdell Spencer Advisors Inc., a North Carolina corporation (CSA”), all as described on the attached Investor Information Page. We refer to the limited liability company, general or limited partnership interests in the Existing Entities and the shares of CSA common stock shown on such Investor Information Page collectively as the “Interests.” The Investor Information Page also sets forth, in the applicable column, the number of OP Units or shares of Common Stock to being offered to the Exchanging Member in exchange for the Interests. Such number of OP Units is referred to herein as the “Offered OP Units” and such number of shares of Common Stock is referred to herein as the “Offered Shares.”
     By executing this agreement, the Exchanging Member waives any right it may have to elect to receive any consideration under the Transaction Agreements for any of the Existing Entities and irrevocably agrees, upon satisfaction of the conditions in Sections 5 and 6 of this agreement, to receive in exchange for such Interests either the Offered OP Units or Offered Shares, as indicated on the Investor Information Page. The securities so elected to be received by the Exchanging Member as described in paragraph 1.A below are referred to herein as the “Elected Securities.”
     1. Exchange, Subscription and Consent.
     A. Contribution to the Company and Cogdell Spencer OP. By executing this agreement, the Exchanging Member hereby agrees, subject to the terms and conditions hereof, (i) to contribute to Cogdell Spencer OP the Interests shown on the Investor Information Page as being slated for contribution to Cogdell Spencer OP in exchange for which the Exchanging Member will receive on the closing date (the “Closing Date”) of the Company’s proposed initial public offering (the “IPO”) the number of OP Units set forth in the applicable line on the Investor Information Page and (ii) to receive, on the closing date of the IPO, in the merger described in the Transaction Agreement relating to CSA, the number of Offered Shares shown on such Investor Information Page.
     B. Reallocation at the Option of the Company for Tax Reasons. The Company reserves the right, by written notice to the undersigned, to require the undersigned and CSA to reallocate one or more Interests slated for contribution under the Transaction Agreement for CSA to be instead contributed to Cogdell Spencer OP and to require one or more Interests slated for contribution to Cogdell Spencer OP to be instead contributed under the Transaction Agreement for CSA. The Company shall exercise such right only if in its reasonable judgment such reallocation is necessary to protect the status of the Company as a REIT for federal income tax purposes or the tax deferred nature of the transactions contemplated by this Agreement. The parties agree that any such reallocation of an Interest shall not change the total number of Elected Securities to be received by the Exchanging Member under this agreement and under the Transaction Agreement for CSA
     C. Other Matters. The Exchanging Member has delivered to the Company or Cogdell Spencer OP, as applicable, (a) a duly completed and executed Form W-9 and FIRPTA Affidavit; and (b) two duly completed and executed signature pages to this Irrevocable Exchange and Subscription Agreement. As provided in paragraph 9 hereof, by executing this agreement, the Exchanging Member is granting a power-of-attorney to the Company to execute, on behalf of the undersigned at the closing of the transactions contemplated hereby (the “Closing”), the Registration Rights Agreement, the Tax Protection Agreement, the Lock-Up Agreement, the applicable Transaction Agreements, and the partnership agreement of Cogdell Spencer OP. Such agreements together with this agreement are collectively referred to in this agreement as the “Subscription Documents.”
     D. . Consents. By executing this agreement, the undersigned and CSA hereby consent and vote in favor of (i) the participation by the applicable Existing Entity and CSA in the Consolidation Transaction, as described herein or in the Confidential Offering Memorandum, and (ii) the Organizational Document Amendments, as described in the Confidential Offering Memorandum.
     2. Representations, Warranties and Covenants of The Exchanging Member. The Exchanging Member hereby acknowledges, represents and warrants to, and covenants and agrees with the Company and Cogdell Spencer OP as follows (and each representation and warranty set forth below shall be deemed remade as of the Closing Date):
          2.1 Authorization. Such Exchanging Member represents and warrants that such Exchanging Member has full power and authority to enter into the Subscription Documents and to consummate the transactions contemplated by the Subscription Documents, that the execution and delivery of the Subscription Documents by such Exchanging Member and the consummation by such Exchanging Member of the transactions contemplated by the Subscription Documents have been duly authorized by all necessary action on the part of such Exchanging Member and will not constitute or result in a breach or default under, or conflict with or violate, any agreement or other undertaking, to which such Exchanging Member is a party or by which such Exchanging Member is bound or with any judgment, decree, statute, order, rule or regulation applicable to such Exchanging Member or such Exchanging Member’s assets, and, if the Exchanging Member is not an individual, will not violate any provisions of the organizational or other formation or governing documents of such Exchanging Member. The Subscription Documents have been duly executed and delivered by such Exchanging Member and constitute valid and legally binding obligations of such Exchanging Member enforceable against such Exchanging Member in accordance with and subject to their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity. The signatures on the Subscription Documents are genuine, and the signatory, if such Exchanging Member is an individual, has legal competence and capacity to execute the same, or, if such Exchanging Member is not an individual, the signatory has been duly authorized to execute the same on behalf of such Exchanging Member.
          2.2 Purchase for Investment. Such Exchanging Member is acquiring the Elected Securities for such Exchanging Member’s own account (or if such Exchanging Member is a trustee, for a trust account) for investment only, and not with a view to or for sale in connection with any distribution of all or any part of such Elected Securities, other than the exchange of shares of CSA common stock for other Elected Securities as contemplated hereby. Such Exchanging Member hereby agrees that such Exchanging Member shall not, directly or indirectly, transfer all or any part of such Elected Securities (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of all or any part of the Elected Securities), except in accordance with the registration provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the regulations thereunder or an exemption from such registration provisions, with any applicable state or non-U.S. securities laws, and with the terms of this Irrevocable Exchange and Subscription Agreement. Such Exchanging Member understands that such Exchanging Member must bear the economic risk of an investment in the Elected Securities for an indefinite period of time because, among other reasons, the offering and sale of such Elected Securities have not been registered under the Securities Act and, therefore, such Elected Securities cannot be resold unless such resale is subsequently registered under the Securities Act or an exemption from such registration is available. Such Exchanging Member also understands that sales or transfers of such Elected Securities are further restricted by the provisions of the Company’s charter or the organizational agreements of Cogdell Spencer OP, and may be restricted by other applicable securities laws. If at any time the Elected Securities are evidenced by certificates or other documents, each such certificate or other document shall contain a legend stating that (i) such Elected Securities (1) have not been registered under the Securities Act or the securities laws of any state; (2) have been issued pursuant to a claim of exemption from the registration provisions of the Securities Act and any state securities law which may be applicable; and (3) may not be sold, transferred or assigned without compliance with the registration provisions of the Securities Act and the regulations thereunder and any other applicable federal or state securities laws or compliance with applicable exemptions therefrom; (ii) sale, transfer or assignment of such Elected Securities is further subject to restrictions contained in the organizational documents of the issuer of such securities and such Elected Securities may not be sold, transferred or assigned unless and to the extent permitted by, and in accordance with, the provisions of the organizational documents of such issuer; and (iii) sale, transfer or assignment of such Elected Securities (other than shares of CSA common stock) is subject to restrictions contained in the Lock-Up Agreement being executed by such Exchanging Member on the date of this agreement.
          2.3 Information. Such Exchanging Member has carefully reviewed this Irrevocable Exchange and Subscription Agreement, the Confidential Offering Memorandum and the other Subscription Documents. Such Exchanging Member has been provided an opportunity to ask questions of, and such Exchanging Member has received answers thereto satisfactory to such Exchanging Member from, the Company or its representatives regarding the terms and conditions of the offering of the Elected Securities, and such Exchanging Member has obtained all additional information requested by such Exchanging Member of Cogdell Spencer OP or the Company and their representatives to verify the accuracy of all information furnished to such Exchanging Member regarding the offering of such Elected Securities. Such Exchanging Member represents and warrants that such Exchanging Member has read the Confidential Offering Memorandum in its entirety and has relied upon and is making his, her or its subscription decision to acquire the Elected Securities in exchange for its Interests based solely upon his, her or its review and evaluation of the Confidential Offering Memorandum and is not relying on CSA or the Company or any of its subsidiaries, affiliates or any of their respective representatives or agents with respect to any tax or other economic considerations involved in connection with the subscription for the Elected Securities. Such Exchanging Member represents and warrants that such Exchanging Member has been advised to consult with his, her or its tax, legal and other advisors regarding the subscription and its effects, the tax consequences of making and not making a subscription hereunder, and has obtained, in such Exchanging Member’s judgment, sufficient information to evaluate the merits and risks of a subscription and investment hereunder. Such Exchanging Member has not been furnished with and has not relied on any oral or written representation in connection with the offering of the Elected Securities that is not contained in this agreement.
          2.4 Economic and Liquidity Risk. Such Exchanging Member represents and warrants that such Exchanging Member has such knowledge and experience in financial and business matters such that such Exchanging Member is capable of evaluating the merits and risks of investing in the Elected Securities, and that such Exchanging Member has evaluated the risks of investing in the Elected Securities and has determined that they are a suitable investment for such Exchanging Member. Such Exchanging Member represents and warrants that such Exchanging Member understands that an investment in the Elected Securities is a speculative investment that involves very significant risks and tax uncertainties and that such Exchanging Member is prepared to bear the economic, tax and other risks of an investment in the Elected Securities for an indefinite period of time, and is able to withstand a total loss of such Exchanging Members investment in the Elected Securities.
          2.5 Eligibility; Accredited Investor Status. Such Exchanging Member represents and warrants that such Exchanging Member is an “accredited investor” as defined in Regulation D under the Securities Act (“Accredited Investor”). Such Exchanging Member will, upon request, execute and/or deliver any additional documents deemed by the Company to be necessary or desirable to confirm such Exchanging Members Accredited Investor status.
          2.6 Ownership of the Exchanging Member’s Entire Interest. Such Exchanging Member hereby represents and warrants that such Exchanging Member has, or on the Closing Date will have, good and marketable title to each Interest listed on the Investor Information Page and each such Interest will on the Closing Date be free and clear of all pledges, claims, liens, restrictions, charges, encumbrances, security interests, conditional sales agreements and other obligations of any kind or nature. Such Exchanging Member will, upon request, execute, deliver and/or provide any additional documents deemed by the Company to be necessary or desirable to confirm the foregoing. Such Exchanging Member represents and warrants that the information on the Investor Information Page and on the Supplementary Information Page is true and correct in all material respects.
          2.7 Status as Foreign Person. Such Exchanging Member represents and warrants that he, she or it is not a foreign person and is not owned directly or indirectly, in whole or in part, by a foreign person as determined for purposes of Section 897(h)(4) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder.
          2.8 Continuing Efforts. Subject to the terms and conditions herein provided, such Exchanging Member covenants and agrees to use its best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper and/or appropriate to consummate and make effective the transactions contemplated by this Irrevocable Exchange and Subscription Agreement.
          2.9 No Brokers or Finders. Such Exchanging Member has not entered into any agreement and is not otherwise liable or responsible to pay any brokers’ or finders’ fees or expenses to any person or Entity with respect to this Irrevocable Exchange and Subscription Agreement or the purchase and issuance of any Elected Securities contemplated hereby, except for any such person or Entity the fees and expenses for which such Exchanging Member shall be solely responsible for and pay.
     3. Survival. The representations, warranties, covenants and agreements contained in this Irrevocable Exchange and Subscription Agreement shall survive the Closing Date.

     4. Conditions to Consummation by Cogdell Spencer OP and the Company. The obligations of Cogdell Spencer OP and the Company to accept a subscription from, and to issue the Elected Securities to, the Exchanging Member pursuant to this Irrevocable Exchange and Subscription Agreement are subject to the fulfillment of the conditions set forth in this Article 5, any one or more of which may be waived by the Company:
          4.1 Representations, Warranties and Covenants. The representations and warranties of the Exchanging Member contained in this Irrevocable Exchange and Subscription Agreement shall be true, correct and complete in all material respects on and as of the Closing Date with the same force and effect as though made on and as of such Closing Date unless expressly stated herein to be made as of a specified date. The Exchanging Member shall have performed in all material respects all obligations required to be performed by him, her or it under this Irrevocable Exchange and Subscription Agreement at or prior to the Closing Date.
          4.2 Closing Documents. The Exchanging Member shall have duly executed and delivered to the Company and Cogdell Spencer OP on or prior to the Closing Date all documents that are reasonably requested by the Company to effectuate the transactions contemplated hereby.
          4.3 Receipt of Subscription by the Expiration Time. The Subscription Documents and such other documents or instruments as are, or may be, requested hereunder must be properly completed and duly executed and returned by the Exchanging Member and received by the Company by the Expiration Time.
          4.4 Closing Of the IPO and Other Transactions. The closing of the IPO and the transaction contemplated by the applicable Transaction Agreement shall have occurred or shall be imminent.
     5. Conditions to Consummation by the Exchanging Member. The obligations of the Exchanging Member to receive Elected Securities pursuant this Irrevocable Exchange and Subscription Agreement are subject to the fulfillment of the conditions set forth in this Article 6, any one or more of which may be waived by him, her or it:
          5.1 Covenants. The Company and Cogdell Spencer OP shall have performed in all material respects all obligations required to be performed by them under this Irrevocable Exchange and Subscription Agreement at or prior to the Closing Date.
          5.2 Closing Documents. Cogdell Spencer OP shall have duly executed and delivered on or prior to the Closing Date the Subscription Documents as herein contemplated.
          5.3 Closing Of the IPO and Other Transactions. The closing of the IPO and the transactions contemplated by the applicable Transaction Agreements shall have occurred or shall be imminent.
     6. Indemnity. The Exchanging Member hereby agrees to indemnify and defend the Company and Cogdell Spencer OP and its affiliates against and to hold them harmless from any and all damage, loss, liability and expense incurred or suffered by any of them arising out of or based upon the inaccuracy of any representation or warranty or breach of any agreement made or to be performed by such Exchanging Member pursuant to this Irrevocable Exchange and Subscription Agreement or any of the documents or instruments contemplated hereby or referred to herein. The Company and Cogdell Spencer OP hereby agree to indemnify and defend the Exchanging Member and its affiliates against and to hold them harmless from any and all damage, loss, liability and expense incurred or suffered by the

Exchanging Member or any of its affiliates arising out of or based upon the breach of any agreement made or to be performed by the Company or Cogdell Spencer OP pursuant to this Irrevocable Exchange and Subscription Agreement.
     7. Changes to Form Agreements. The Exchanging Member agrees and confirms that the terms of the OP Units and Common Stock described in the Confidential Offering Memorandum and the Exhibits thereto are not final and may be modified depending on the prevailing market conditions at the time of the IPO. By executing this Irrevocable Exchange and Subscription Agreement such Exchanging Member hereby authorizes Cogdell Spencer OP and the Company to, and understands and agrees that Cogdell Spencer OP and the Company may, make changes (including changes that may be deemed material) to the Company’s charter, the by-laws of the Company, the Registration Rights Agreement, the Tax Protection Agreement, the Lock-Up Agreement and the partnership agreement of Cogdell Spencer OP, to the Confidential Offering Memorandum, and such Exchanging Member agrees to receive the Elected Securities, as the case may be, with such final terms and conditions as the Company determines.
     8. Power-of-attorney. By executing this Irrevocable Exchange and Subscription Agreement, the undersigned Exchanging Member hereby irrevocably constitutes and appoints the Company (or a substitute appointed by Company) as his, her or its attorney-in-fact and agent with full power of substitution to take any and all actions and execute any of the following agreements on such Exchanging Member’s behalf and in such Exchanging Member’s name: Lock-Up Agreement, Registration Rights Agreement, the Tax Protection Agreement, the Transaction Agreement, instruments of assignment, partnership agreements of Cogdell Spencer OP, Organizational Document Amendments of the Existing Entities, and any other documents related to the consummation of the Consolidation Transaction, any reallocation of Interests as described in paragraph 1.B above or any of the other transactions contemplated by this Agreement on such Exchanging Member’s behalf and in such Exchanging Member’s name, as may be deemed by the Company as necessary or desirable to effectuate the Consolidation Transaction, IPO, and the other transactions described herein or in the Confidential Offering Memorandum. The undersigned hereby grants to each attorney-in-fact full power and authority to do and perform each and every act and thing which may be necessary, or convenient, in connection with the foregoing, as fully, to all intents and purposes, as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by authority hereof. Such power-of-attorney shall be deemed to be coupled with an interest and shall be irrevocable and shall survive the death, disability or dissolution of the Exchanging Member.
     9. Partnership Agreement Amendments. By executing this Irrevocable Exchange and Subscription Agreement, the undersigned Exchanging Member hereby irrevocably constitutes and appoints the Company (or a substitute appointed by the Company) as his, her or its attorney-in-fact and agent with full power of substitution, to enter into, on such Exchanging Member’s behalf and in such Exchanging Member’s name, any amendments to the partnership agreement of Cogdell Spencer OP approved by the partners in accordance with the terms of such agreement. The undersigned hereby grants to each attorney-in-fact full power and authority to do and perform each and every act and thing which may be necessary, or convenient, in connection with the foregoing, as fully, to all intents and purposes, as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by authority hereof. Such power-of-attorney shall be deemed to be coupled with an interest and shall be irrevocable and shall survive the death, disability or dissolution of the Exchanging Member.
     10. Termination. This agreement shall be irrevocable by the undersigned, but shall terminate automatically if the Closing has not occurred 12 months after the date of this Agreement.
     11. General Provisions.

          11.1 Modification. Neither this Irrevocable Exchange and Subscription Agreement nor any provisions hereof shall be waived, modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, modification, discharge or termination is sought.
          11.2 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

If to the Exchanging Member:	To the address indicated for such Exchanging Member on the signature page to this Irrevocable Exchange and Subscription Agreement.

If to the Company or Cogdell	c/o Cogdell Spencer Advisors, Inc.
Spencer OP:	4401 Barclay Downs Drive
Suite 300
Charlotte, North Carolina 28209-4670
Tel: (704)940-2900
Fax: (704)940-2957
Attention: Frank Spencer
with a copy to:
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
Attention: Jay Bernstein
Facsimile: (212) 878-8375
All such notices, requests and other communications will (a) if delivered personally to the address as provided in this Section 12.2, be deemed given upon delivery; (b) if delivered by facsimile transmission to the facsimile number as provided in this Section 12.2, be deemed given upon receipt; and (c) if delivered by mail in the manner described above to the address as provided in this Section 12.2, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 12.2). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto in accordance with this Section 12.2.
          11.3 Binding Effect. Except as otherwise provided herein, this Irrevocable Exchange and Subscription Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and permitted assigns. If the Exchanging Member is itself more than one person, the obligations of such Exchanging Members shall be joint and several and the acknowledgements, representations, warranties, covenants and agreements herein contained shall be deemed to be made by and be binding upon each such person and his or her heirs, executors, administrators, successors, legal representatives and permitted assigns.
          11.4 Entire Agreement; Conflicting Provisions. The Subscription Documents contain the entire agreement of the parties with respect to this subscription, and there are no representations, warranties, covenants or other agreements except as stated or referred to herein or therein.

          11.5 Assignability. This Irrevocable Exchange and Subscription Agreement is not transferable or assignable by any party hereto. This Irrevocable Exchange and Subscription Agreement shall be for the benefit of the parties hereto.
          11.6 Applicable Law. This Irrevocable Exchange and Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Maryland applicable to contracts made and to be performed entirely within such State.
          11.7 Counterparts. This Irrevocable Exchange and Subscription Agreement may be executed through the use of separate signature pages or in counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on the parties hereto, notwithstanding that the parties hereto are not signatories to the same counterpart.
          11.8 Further Assurances. The Exchanging Member will, from time to time, execute and deliver to the Company all such other and further instruments and documents and take or cause to be taken all such other and further action as CSA, the Company or Cogdell Spencer OP may reasonably request in order to effect the transactions contemplated by this Irrevocable Exchange and Subscription Agreement. Notwithstanding the foregoing, the Company or Cogdell Spencer OP may request from the Exchanging Member such additional information as it may deem necessary to evaluate the eligibility of such Exchanging Member to acquire Elected Securities, and may request from time to time such information as it may deem necessary to determine the eligibility of such Exchanging Member to hold Elected Securities or to enable CSA, Cogdell Spencer OP or the Company to determine the Exchanging Member’s compliance with applicable regulatory requirements or tax status, and such Exchanging Member shall provide such information as may reasonably be requested.
          11.9 Severability. If any term or provision of this Irrevocable Exchange and Subscription Agreement shall to any extent be invalid or unenforceable, the remainder of this Irrevocable Exchange and Subscription Agreement shall not be affected thereby, and each term and provision of this Irrevocable Exchange and Subscription Agreement shall be valid and enforceable to the fullest extent permitted by law. Upon the determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Irrevocable Exchange and Subscription Agreement so as to effect their original intent as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
          11.10 Specific Performance. The parties hereto acknowledge that there would be no adequate remedy at law if any party fails to perform any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of any other party under this agreement in accordance with the terms and conditions of this agreement.
          11.11 Expenses. Each of the parties hereto agrees to pay the expenses incurred by it in connection with the negotiation, preparation, execution and delivery of this Irrevocable Exchange and Subscription Agreement and the consummation of the transactions contemplated hereby, including the fees and expenses of counsel to such party.
          11.12 Ambiguities. Any ambiguities or questions concerning the undersigned’s completion or execution of the Consent and Election Form will be resolved by the Company, and its determination will be final and binding upon undersigned.
[Remainder of this page is intentionally left blank.]

     IN WITNESS WHEREOF, the parties have executed this Irrevocable Exchange and Subscription Agreement as of this 8th day of August, 2005.
EXCHANGING MEMBER:

Address:
/s/ Frank Spencer		c/o Cogdell Spencer Inc.

Signature (on behalf of himself individually and		4401 Barclay Downs Drive, Suite 300
the entities listed on Exhibit A)		Charlotte, North Carolina 28209-4670`

COGDELL SPENCER ADVISORS, INC.:

By:	/s/ James Cogdell

Name: James Cogdell
Title: Chairman

COGDELL SPENCER LP By: CS Business Trust I, its General Partner

By:	/s/ James Cogdell

Name: James Cogdell Title: Trustee

COGDELL SPENCER INC.

By:	/s/ James Cogdell

Name: James Cogdell
Title: Chairman of the Board

Investor Information Page

	Percentage (%)	Cash Value	Number of Offered	Number of Offered
Name of Entity	Ownership	($)	OP Units	Shares

Cogdell Spencer Advisors, Inc.	15.00	3,716,347.20	0	219,616
Augusta Medical Partners, LLC	0.45	38,978.31	2121
Cogdell Investors (Birkdale), LLC	15.40	614,210.06	33414
Cogdell Investors (Birkdale II), LLC	15.71	153,178.16	8333
Cabarrus POB LLC	9.54	432,410.04	23,514
Cabarrus Medical Partners, LLC	0.75	22,918.13	1247
Beaufort Medical Plaza, LLC	3.63	121,615.60	6624
River Hills Medical Associates, LLC	3.38	94,962.19	5152
Cogdell Investors (Mallard), LLC	15.31	385,063.03	20948
Medical Investors I	8.66	466,974.82	25406
Medical Investors III	8.66	166,414.54	9,054
Rocky Mount MOB, LLC	0.75	20,887.14	1137
West Medical Office I, LLC	3.66	69,274.72	3769
Rowan OSC Investors, LLC	0.75	12,965.24	706
Copperfield MOB	0.38	15,141.58	813
Barclay Downs Associates, LLC	5.29	126,779.61	6897
Cabarrus Land Co.	0.75	43,564.51	2370

Total		6,501,414.88	151506	219616

Exhibit 10.18
[Bank of America Logo]

OCTOBER 4, 2005	Bank of America, N.A.
Commercial Real Estate Banking
NC1-007-11-15
Mr. Frank Spencer	100 North Tryon Street
President	Charlotte, NC 28255
Cogdell Spencer Advisors
4401 Barclay Downs Drive, Suite 300	Tel 704.387.1318
Charlotte, NC 28209	Fax 704.333.2416
COGDELL SPENCER INC.
$100,000,000 SENIOR UNSECURED REVOLVING CREDIT FACILITY
Gentlemen:
This letter is delivered to you in connection with the Mandate Letter of even date herewith (together with Summary of Terms attached thereto, the “Commitment Letter”) among you, Bank of America, N.A. (“Bank of America”), Banc of America Securities LLC (“BAS”), Citigroup Global Markets Inc. (“Citi”), and Citicorp North America, Inc. (“Citicorp”) regarding the arrangement and syndication of a senior unsecured credit facility in an aggregate principal amount of $100 million (the “Senior Credit Facility”). Unless otherwise defined herein, capitalized terms shall have the same meanings as specified therefor in the Commitment Letter. In connection with, and in consideration of the agreements contained in, the Commitment Letter, you agree with Bank of America and BAS as follows:
     1. ARRANGEMENT FEE. You will pay a fee (“the Arrangement Fee”) of 0.125%, half of which to BAS and half of which to Citi, for each its own account. Such Arrangement Fee shall be for the structuring and syndication of the Senior Credit Facility and shall be payable in full upon the Closing Date.
     2. UPFRONT FEE. You will pay to BAS, for the account of the Lenders (including Bank of America), a fee (the “Upfront Fee”) of 0.25% of the aggregate principal amount of the Senior Credit Facility. Such Upfront Fee shall be for the Lenders’ participation in the Senior Credit Facility and shall be payable in full upon the Closing Date. The Upfront Fee received by Bank of America and Citicorp shall be no less than the highest Upfront Fee (in basis points) received by any of the other Lenders.
     3. ADMINISTRATIVE AGENCY FEE. You will pay an annual administrative agent fee of $15,000.00 to Bank of America, for its own account as Administrative Agent for the Lenders under the Senior Credit Facility, annually in advance on the Closing Date and on each anniversary thereof, until the Senior Credit Facility are terminated in full. Bank of America reserves the right to review and adjust the annual administrative agent fee in consultation with you, on an annual basis and at the time a material amendment is requested, with any adjustment effective on the earlier of the date of any material amendment and the anniversary of the Closing Date.
     4. LETTER OF CREDIT FRONTING FEE. You will pay to the Fronting Bank for its own account a fronting fee equal to: (i) with respect to each commercial Letter of Credit, applicable LIBOR Margin as provided in Addendum I attached hereto of the stated amount of such Letter of Credit, payable upon the issuance thereof, and (ii) with respect to each standby Letter of Credit issued and outstanding, applicable LIBOR Margin as provided in Addendum I attached hereto per annum of the amount available to be drawn under such Letter of Credit, payable quarterly in arrears.
Bank of America and BAS reserve the right at any time (whether before or after the execution and delivery of the definitive loan documentation), after consultation with you, to change all or any of the terms, structure, tenor or pricing of the Senior Credit Facility (including, without limitation, adding call protection or prepayment premiums, adding a LIBOR floor, reallocating commitments among the Senior Credit Facility or any combination of the foregoing) if we determine that such changes are advisable in order to ensure a successful syndication thereof. The rights of Bank of America and BAS under this paragraph will survive execution of the definitive loan documentation and any borrowings thereunder and will continue in effect until such syndication efforts shall be completed (as determined by Bank of America and BAS). In the event that the definitive loan documentation is executed and delivered prior to the completion of such syndication and efforts, you agree that, you will execute any amendment to such definitive loan documentation deemed advisable by Bank of America and BAS to effect such changes and that any failure to do so shall be an event of default under the definitive loan documentation as though fully set forth therein.
All of the fees described above in this letter agreement shall be fully earned upon becoming due and payable in accordance with the terms hereof, shall be nonrefundable for any reason whatsoever and shall be in addition to any other fees, costs and expenses payable pursuant to the Commitment Letter or the definitive documentation for the Senior Credit Facility. Bank of America reserves the right to allocate, in whole or in part, to BAS certain fees payable to Bank of America hereunder in such manner as Bank of America and BAS shall agree in their sole discretion.
Your obligation to pay the foregoing fees will not be subject to counterclaim or setoff for, or be otherwise affected by, any claim or dispute you may have.
[THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

2

If the foregoing is in accordance with your understanding, please sign and return this letter agreement to us.

Very truly yours, BANK OF AMERICA, N.A.
By:	/s/ Don M. Ward, Jr.
	Name:	Don M. Ward, Jr.
	Title:	Vice President

BANC OF AMERICA SECURITIES LLC
By:
Name:
Title:

ACCEPTED AND AGREED TO
AS OF THE DATE FIRST ABOVE WRITTEN
Cogdell Spencer Limited Partnership

By:	/s/ Frank Spencer

Name:	Frank Spencer
Title:	President

3

October 4, 2005
Mr. Frank Spencer
President
Cogdell Spencer Advisors
4401 Barclay Downs Drive, Suite 300
Charlotte, NC 28209
RE: $100,000,000.00 SYNDICATED SENIOR UNSECURED REVOLVING LINE OF CREDIT BY BANK
OF AMERICA, N.A., AS AGENT
Dear Mr. Spencer:
Bank of America, N.A., a national banking association (“Bank of America”) is pleased to offer to be the Administrative Agent (in such capacity, the “AGENT”) for a senior unsecured credit facility in an aggregate principal amount of $100 million (the “SENIOR CREDIT FACILITY”) to the Borrower (as defined in the Commitment Documents described below) and to offer its commitment to underwrite $33,333,333.33 of the Senior Credit Facility, upon and subject to the terms and conditions of this MANDATE LETTER (together with Summary of Terms attached thereto, the “COMMITMENT LETTER”), and the Fee Letter of even date herewith (the “FEE LETTER”) (collectively, the “COMMITMENT DOCUMENTS”). Cogdell Spencer, Inc. (“CSA”) and all other existing and future Material Subsidiaries (other than Excluded Subsidiaries, as defined in the Summary of Terms) will act as guarantor for the Senior Credit Facility (“Guarantor”). You have requested that Bank of America, Bane of America Securities LLC (“BAS”), Citigroup Global Markets Inc. (“Citi”), and Citicorp North America, Inc. (“CITICORP”) move forward on a good faith basis to form a syndicate of financial institutions (the “Lenders”) reasonably acceptable to the Borrower for the purpose of consummating the Senior Credit Facility transaction contemplated in the Commitment Letter.
Bank of America will act as sole and exclusive Administrative Agent for the Senior Credit Facility and BAS and Citi will act as the sole and exclusive co-Lead Arrangers for the syndication of the Senior Credit Facility. No additional agents, co-agents or arrangers will be appointed and no other titles will be awarded without our prior written approval.
The undertakings of Bank of America, BAS and Citi hereunder are subject to the satisfaction of each of the following conditions in a manner acceptable to Bank of America, BAS and Citi in their sole discretion: (a) the accuracy and completeness of all representations that you, the Borrower, and the Guarantor make to Bank of America, BAS and Citi and your compliance with each of the terms and conditions set forth herein and in the Commitment Documents; (b) Bank of America’s continuing satisfaction that there has not occurred any material adverse change in the financial condition, business, operations, assets, or prospects of the Borrower or the Guarantor; (c) there not having occurred and being continuing since the date hereof a material adverse change in the market for syndicated Senior Credit Facility of the type contemplated by the Commitment Documents, or a material disruption of, or material adverse change in, financial, banking, or capital market conditions which materially and adversely affect the market for syndication of Senior Credit Facility of the types contemplated by the Commitment Documents, in each case as determined by Bank of America, BAS and Citi in their sole discretion; and (d) the negotiation, execution, and delivery of

Mr. Frank Spencer
October 4, 2005

definitive documentation with respect to the Senior Credit Facility (“Senior Credit Facility Documents”) in form and substance satisfactory to Guarantors, Borrower, Bank of America, and their respective counsel, which Senior Credit Facility Documents will include, without limitation, the terms and conditions set forth in the Commitment Documents and other provisions customary for this type of financing transaction (in compliance with the terms of the Commitment Letter). If, on or before the closing date of the Senior Credit Facility, Bank of America’s continuing review of the Guarantor and Borrower discloses material adverse information relating to conditions or events not previously disclosed to Bank of America or additional developments in the condition (financial or otherwise), assets, properties, business, operations, or prospects of Borrower and its subsidiaries or the Guarantor, taken as a whole, then, subject to the Commitment Letter, Bank of America may, in its sole discretion, require reasonable changes in the Commitment Documents to reflect alternative financing amounts or structures that are satisfactory to Bank of America; provided that such alternatives are subject to Borrower’s consent, in Borrower’s sole and absolute discretion. If Borrower refuses its consent to any alternative financing amounts or structures required by Bank of America, then Bank of America may withdraw its commitment and terminate the Commitment Documents, but Borrower’s obligations under the Fee Letter shall survive any such termination.
The ongoing obligation to proceed on a good faith basis of Bank of America, BAS and Citi hereunder are based upon the financial and other information regarding the Borrower and its subsidiaries and the Guarantor previously provided to Bank of America, BAS and Citi and are subject to the condition, among others, that there shall not have occurred after the date of such information, in the opinion of Bank of America, BAS and Citi, any material adverse change in the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries or the Guarantor taken as a whole. If the continuing review by Bank of America, BAS and Citi of the Borrower or the Guarantor discloses information relating to conditions or events not previously disclosed to Bank of America, BAS and Citi or relating to new information or additional developments concerning conditions or events previously disclosed to Bank of America, BAS and Citi which Bank of America, BAS and Citi in their sole discretion believe may have a material adverse effect on the condition (financial or otherwise), assets, properties, business, operations or prospects of the Borrower and its subsidiaries or the Guarantor taken as a whole, Bank of America, BAS and Citi at their sole discretion, may suggest alternative financing amounts or structures or decline to participate in the Senior Credit Facility.
You agree to actively assist Bank of America, BAS and Citi in achieving a syndication of the Senior Credit Facility that is satisfactory to Bank of America, BAS, Citi and you. Syndication of the Senior Credit Facility will be accomplished by a variety of means, including direct contact during the syndication between senior management and advisors of the Borrower and the proposed Lenders. To assist Bank of America, BAS and Citi in the syndication efforts, you hereby agree to (a) provide and cause your advisors to provide Bank of America, BAS and Citi and the other Lenders upon request with all information reasonably deemed necessary by Bank of America, BAS and Citi to complete syndication, (b) assist Bank of America, BAS and Citi upon their reasonable request in the preparation of an Offering Memorandum to be used in connection with the syndication of the Senior Credit Facility and (c) otherwise assist Bank of America, BAS and Citi in their syndication efforts, including making available officers and advisors of the Borrower and their subsidiaries from time to time to attend and make presentations regarding the business and prospects of the Borrower and its subsidiaries, as appropriate, at a meeting or meetings of prospective Lenders. You further agree to refrain from engaging in any additional financings for the Borrower and its subsidiaries during such syndication process unless otherwise agreed to by Bank of America, BAS and Citi.
It is understood and agreed that, subject the Commitment Letter, Bank of America, BAS and Citi, after consultation with you, will manage and control all aspects of the syndication, including decisions as to the selection of proposed Lenders and any titles offered to proposed Lenders, when commitments will be

2

Mr. Frank Spencer
October 4, 2005

accepted and the final allocations of the commitments among the Lenders. It is understood that no Lender participating in the Senior Credit Facility will receive compensation from you outside the terms contained herein and in the Commitment Letter in order to obtain its commitment. It is also understood and agreed that the amount and distribution of the fees among the Lenders will be at the sole discretion of Bank of America, BAS and Citi and that any syndication in excess of $33,333,333.33 prior to execution of definitive documentation will reduce the commitment of Bank of America., dollar for dollar.
In the event the Senior Credit Facility cannot be successfully syndicated under the terms outlined in the Commitment Letter, Borrower agrees that Bank of America, BAS and Citi shall be entitled, in consultation with and approval from you (which approval may be withheld in your sole and absolute discretion), to change the pricing, structure, and other terms of the Senior Credit Facility, if Bank of America, BAS and Citi determine that such changes are necessary to ensure a successful syndication. The Commitment Letter shall be deemed to be amended to reflect such changes and the syndication process shall continue. If you refuse approval of a change proposed by Bank of America, BAS or Citi, then Bank of America, BAS and Citi may withdraw their commitments and terminate the Commitment Documents, but your obligations under the Fee Letter shall survive any such termination. For purposes hereof, a successful syndication is one in which commitments (in compliance with the terms of the Commitment Letter) totaling $100,000,000.00 (including Bank of America) have been received from financial institutions acceptable to the co-Lead Arrangers and Borrower.
You hereby represent, warrant and covenant that (a) all information, other than the Projections (as defined below), which has been or is hereafter made available to Bank of America, BAS and Citi by you or any of your representatives in connection with the transactions contemplated hereby (“Information”) is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, and (b) all financial projections concerning the Borrower and its Subsidiaries that have been or are hereafter made available to Bank of America, BAS and Citi by you or any of your representatives (the “Projections”) have been or will be prepared in good faith based upon reasonable assumptions. You agree to furnish us with such Information and Projections as we may reasonably request and to supplement the Information and the Projections as we may reasonably request and to supplement the Information and the Projections from time to time until the closing date for the Senior Credit Facility so that the representation and warranty in the preceding sentence is correct on such date. In arranging and syndicating the Senior Credit Facility, Bank of America, BAS and Citi will be using and relying on the Information and the Projections without independent verification thereof.
By acceptance of this offer, the Borrower agrees (subject, however, to the terms and conditions of the Fee Letter and Commitment Letter) to pay all reasonable out-of-pocket fees and expenses (including reasonable attorneys’ fees and expenses and expenses of due diligence) incurred before or after the date hereof by the Agent or co-Lead Arrangers in connection with the underwriting and the syndication of the Senior Credit Facility.
In the event that Bank of America, BAS or Citi becomes involved in any capacity in any action, proceeding or investigation in connection with any matter contemplated by this letter, the Borrower will reimburse Bank of America, BAS and Citi for their legal and other expenses (including the cost of any investigation and preparation) as they are incurred by Bank of America, BAS or Citi. The Borrower also shall indemnify and hold harmless Bank of America, BAS, Citi and their affiliates and their respective directors, officers, employees and agents (the “Indemnified Parties”) from and against any and all losses, claims, damages and liabilities, joint or several, related to or arising out of any matters contemplated by this letter, unless and only to the extent that it shall be finally judicially determined that such losses, claims, damages or liabilities resulted primarily from the gross negligence or willful misconduct of Bank of America, BAS or Citi.

3

Mr. Frank Spencer
October 4, 2005

The contents of the Commitment Documents are confidential and, except for disclosure thereof on a confidential basis to your accountants, attorneys, insurance companies and other professional advisors retained by you in connection with the Senior Credit Facility or as otherwise required by law, may not be disclosed in whole or in part to any person or entity without our prior written consent; provided, however, it is understood and agreed that you may disclose this Mandate Letter but not the Fee Letter after your acceptance of the Commitment Documents in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges. Notwithstanding anything herein to the contrary, the Borrower and any other party to the Senior Credit Facility (and any employee, representative or other agent of the foregoing) may disclose to any and all persons, without limitation of any kind (a) any information with respect to the U.S. federal and state income tax treatment of the Senior Credit Facility and any facts that may be relevant to understanding such tax treatment, which facts shall not include for this purpose the names of the parties or any other person names herein, or information that would permit identification of the parties or such other persons, or any pricing terms or other nonpublic business or financial information that is unrelated to such tax treatment or facts, and (b) all materials of any kind (including opinions or other tax analyses) relating to such tax treatment or facts that are provided to any of the persons referred to above. Further, Bank of America, BAS and Citi shall be permitted to use information related to the syndication and arrangement of the Senior Credit Facility in connection with marketing, press releases or other transactional announcements or updates provided to investor or trade publications. Bank of America, BAS and Citi hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”), each of them is required to obtain, verify and record information that identifies the Borrower and the Guarantor, which information includes names and addresses and other information that will allow Bank of America or BAS or Citi, as applicable, to identify the Borrower and the Guarantor in accordance with the Act. Finally, Borrower may disclose to other lenders that Bank of America, BAS and Citi have agreed to act as Agent and co-Lead Arrangers for syndication of the Senior Credit Facility, but will not disclose the contents of the Commitment Documents to such other lenders without the prior approval of Bank of America, BAS and Citi.
You acknowledge that Bank of America, BAS and Citi or their affiliates may be providing financing or other services to parties whose interests may conflict with yours. Bank of America, BAS and Citi agree that they will not furnish confidential information obtained from you to any of their other customers and that they will treat confidential information relating to you and your affiliates with the same degree of care as they treat their own confidential information. Bank of America, BAS and Citi further advise you that they will not make available to you confidential information that they have obtained or may obtain from any other customer. In connection with the services and transactions contemplated hereby, you agree that Bank of America, BAS and Citi are permitted to access, use and share with any of their bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives any information concerning you or any of your affiliates that is or may come into the possession of Bank of America, BAS or any of such affiliates.
The provisions of the immediately preceding two paragraphs shall remain in full force and effect regardless of whether definitive Senior Credit Facility Documents for the Senior Credit Facility shall be executed and delivered and notwithstanding the termination of this letter or the commitments of Bank of America, BAS and Citi hereunder.
Neither this offer nor the undertaking and commitment contained herein may be disclosed to or relied upon by any other person or entity other than your accountants, attorneys and other advisors, without the prior written consent of Bank of America, BAS and Citi, except that following your acceptance hereof you may make public your disclosure hereof as required by law or court order. Any public disclosure of the terms and conditions of this commitment must be pre-approved by the Agent and Arranger.

4

Mr. Frank Spencer
October 4, 2005

As described herein, BAS and Citi will act as co-Lead Arrangers, co-Book Managers, and co-Syndication Agents for the Senior Credit Facility. Bank of America reserves the right to allocate, in whole or in part, to BAS or Citi certain fees payable to Bank of America in such manner as Bank of America, BAS and Citi agree in their sole discretion. You acknowledge and agree that Bank of America may share with any of its affiliates (including specifically BAS) any information relating to the Senior Credit Facility, the Borrower and its subsidiaries and affiliates.
This letter shall be governed by the laws of the State of North Carolina without regard to its principles of conflicts of laws. This letter may be modified or amended only in writing. This letter is not assignable by the Borrower without the prior written consent of Bank of America, BAS and Citi. This letter supersedes and replaces any and all proposals or commitment letters (other than the Commitment Letter and the Fee Letter) previously delivered by Bank of America or BAS to the Borrower relating to the Senior Credit Facility.
These commitments will expire 5:00 p.m. Eastern Time on October 17, 2005 unless Borrower executes and delivers this letter (along with the other Commitment Documents) to Bank of America prior to that time, whereupon this letter shall become a binding agreement.
Thereafter, the above undertakings and commitments will expire at 5:00 Eastern Time on December 31, 2005, unless definitive documentation for the Senior Credit Facility is executed and delivered prior to that time.
Very truly yours,
BANK OF AMERICA, N.A.

By:

	Name:	Don M. Ward. Jr.
	Title:	Vice President

BANC OF AMERICA SECURITIES LLC
By:

Name:

Title:

Accepted and Agreed To:
COGDELL SPENCER LIMITED PARTNERSHIP

By:

	Name: Title:	Frank Spencer

5

COGDELL SPENCER INC.
$100,000,000 SENIOR UNSECURED REVOLVING CREDIT FACILITY
SUMMARY OF TERMS
OCTOBER 4, 2005

BORROWER:	Cogdell Spencer Limited Partnership (the “Borrower”).

GUARANTORS:	Cogdell Spencer, Inc. (“CSA”) and all other existing and future Material Subsidiaries (other than Excluded Subsidiaries) will unconditionally guaranty payment of the Facility.

ADMINISTRATIVE AGENT:	Bank of America, N.A. (the “ADMINISTRATIVE AGENT” or “BANK OF AMERICA”) will act as sole and exclusive administrative agent.

JOINT LEAD ARRANGER(S) AND JOINT BOOK RUNNERS:	Banc of America Securities LLC (“BAS”) and Citigroup Global Markets Inc. (“Citi”) (collectively, the “ARRANGERS”).

LENDERS:	A syndicate of financial institutions (including Bank of America and Citicorp North America, Inc.) arranged by the Arrangers, which institutions shall be acceptable to the Borrower and the Administrative Agent (collectively, the “LENDERS”).

REVOLVING CREDIT
FACILITY:	A $100 million (the “Aggregate Revolving Commitment”) unsecured revolving credit facility. Documentation will enable the Aggregate Revolving Commitment to be increased to a maximum of $250 million upon Borrower’s request and approval of the Administrative Agent. The increased commitment may be provided by any existing Lender or new lenders but, no existing Lender will be required to assume any increase. Subject to the terms of the Facility documents, the Borrower may borrow, repay and reborrow amounts under the Facility.

SWINGLINE OPTION:	A Swingline of $25 million shall be made available by the Administrative Agent for same day borrowings at the Alternative Base Rate plus the then-current Alternative Base Rate Margin as provided in Addendum I attached hereto. Advances under the Swingline, when aggregated with other borrowings under the Facility, may not exceed the Aggregate Revolving Commitment. Each Lender shall be unconditionally obligated to purchase its pro rata share of any Swingline advance made by the Administrative Agent. Swingline advances shall be payable on demand but in no event shall any Swingline advance be outstanding for more than 5 business days.

PURPOSE:	The Revolving Credit Facility shall be available to fund working capital and other corporate purposes; finance acquisition and development activity; and refinance existing and future indebtedness.

INTEREST RATES:	As set forth in Addendum I.

MATURITY:	The Revolving Credit Facility shall terminate and all amounts outstanding thereunder shall be due and payable in full three (3) years from the Facility closing date, subject to the Extension Option and shall be interest only for the full Facility term.

COLLATERAL:	The Facility will be unsecured. However, the Borrower and Guarantors must at all times own an Unencumbered Asset Value (the “Pool”) of at least 167% of all the Borrower’s outstanding Unsecured Indebtedness.

The Pool, in aggregate, shall have a minimum overall occupancy of 80%. At all times, the Pool shall consist of at least ten Properties. The Pool shall have a value of not less than $80 million through December 31, 2006, $100 million thereafter through December 31, 2007 and $120 million thereafter through Maturity. Ground Leases for Pool assets shall be reasonably acceptable to Administrative Agent. The Borrower shall provide a Negative Pledge on the Pool to the Administrative Agent to the benefit of the Lenders.

Any real property that does not meet the conditions of an Eligible Property, or until such time as the Total Asset Value of the Borrower and Guarantors meets or exceeds $500 million will be eligible for inclusion to the Pool upon approval for the Requisite Lenders.

RECOURSE:	The Facility shall be a full recourse obligation of the Borrower and Guarantor.

LETTERS OF CREDIT:	Up to $25 million of the Aggregate Revolving Commitment will be available for the issuance of letters of credit, with the Administrative Agent being the issuing bank. Each Lender shall purchase a risk participation interest in each letter of credit equal to its pro rata portion of the Aggregate Revolving Commitment. The Borrower shall pay a per annum letter of credit fee (based on the face amount of each outstanding letter of credit) equal to the applicable LIBOR Margin as provided in Addendum I attached hereto, payable to the Lenders quarterly in arrears. No letter of credit shall have a term in excess of one year or an expiry date following the maturity date of the Facility.

EXTENSION OPTION:	The Borrower shall have the option to extend the maturity date of the Facility for one additional year provided that (i) at least 30 days but not more than 90 days prior to the maturity date, the Borrower provides written notice to the Lenders of its intent to exercise the Extension Option, (ii) no Default or Event of Default shall then be in existence, (iii) all representations and warranties shall be true and correct in all material respects at the time of such extension except to the extent that any such representation or warranty relates to a specific earlier date and (iv) the Extension Fee, as set forth in Addendum I, is paid.

OPTIONAL PREPAYMENTS
AND COMMITMENT
REDUCTIONS:
The Borrower may prepay the Revolving Credit Facility in whole or in part at any time without penalty, subject to reimbursement of the Lenders’ breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The unutilized portion of any commitment under the Revolving Credit Facility in excess of the Swingline Loans and the stated amount of all Letters of Credit may be irrevocably canceled in whole or in part.

CONDITIONS PRECEDENT:	Conditions precedent to the closing of the Facility shall be usual and customary for financings generally, including delivery of (a) copies of organizational documents of the Borrower and each Guarantor recently certified by applicable state agencies, (b) opinions of outside legal counsel to the Borrower and each Guarantor, (c) a pro forma Compliance Certificate and (d) Successful IPO with equity proceeds of at least $95 million. In addition, closing of the Facility will be conditioned on the following (as determined in the good faith judgment of the Administrative Agent and the Lenders): (i) there not having occurred any material adverse change in the Borrower’s financial condition; (ii) there not being any materially adverse litigation affecting the Borrower or the closing of the Facility; (iii) the Borrower having obtained all consents and approvals necessary for the Facility; and (iv) there not being any material disruption of financial or capital markets. Conditions to each advance under the Facility will include no Default or Event of Default and continued accuracy, in all material respects, of all representations and warranties.

REPRESENTATIONS
AND WARRANTIES:	Usual and customary for transactions of this type, to include without limitation: (i) corporate existence and status; (ii) corporate power and authority, enforceability; (iii) no violation of law, contracts or organizational documents; (iv) no material litigation; (v) accuracy and completeness of specified financial statements and no material adverse change; (vi) no required governmental or third party approvals or consents; (vii) use of proceeds; (viii) status under Investment Company Act; (ix) ERISA matters; (x) environmental matters; (xi) tax matters; (xii) accuracy of disclosure; (xiii) compliance with laws; (xiv) subsidiaries; (xv) ownership of property and insurance matters, and (xvi) no default.

FINANCIAL COVENANTS:	Financial Covenants will be met by the Borrower at all times on a consolidated basis but only reported quarterly or more often as requested by the Administrative Agent.

	Maximum Leverage Ratio:	65%

	The ratio of Combined Total Indebtedness to Combined Total Asset Value may not exceed 65%, provided that the Maximum Leverage Ratio may be increased to 75% subject to the following conditions: (a) such increase shall not occur more than once during the term of the Revolving Credit Facility and (b) any increase shall be effective for not more than two consecutive quarters.

	Minimum Fixed Charge Coverage Ratio:	1.75 to 1.00

	The ratio of Combined Adjusted EBITDA for the most recent quarter ended to Fixed Charges of the Combined Group for the most recent quarter ended shall not be less than 1.75 to 1.00.

	Maximum Combined Secured Indebtedness	50%

	The ratio of Combined Secured Indebtedness to Combined Total Asset Value shall not exceed 50% for calendar year 2006, and 40% thereafter.

	Maximum Recourse Indebtedness	15%

	The ratio of Combined Recourse Indebtedness to Combined Total Asset Value shall not exceed 15%. Recourse Indebtedness shall not exceed the lesser of 85% of cost or 80% of appraised value.

	Maximum Unsecured Indebtedness	60%

	The ratio of Unsecured Indebtedness to Unencumbered Asset Value may not exceed 60%, provided that the Maximum Unsecured Indebtedness may be increased to 75% subject to the following conditions: (a) such increase shall not occur more than once during the term of the Revolving Credit Facility and (b) any increase shall be effective for not more than two consecutive quarters.

	Minimum Unencumbered Interest Coverage Ratio	2.00 to 1.00

	The ratio of Unencumbered Adjusted NOI for the most recent quarter ended to Unsecured Interest Expense for the most recent quarter ended shall not be less than 2.00 to 1.00.

	Minimum Combined Tangible Net Worth:	TBD

	The Combined Tangible Net Worth will at no time be less than (i) $TBD million plus (ii) 85% of the Net Proceeds of Equity Issuances.

	Dividend Payout/Distributions

	The Borrower and its Subsidiaries will not declare or make any distributions or other Restricted Payments except that they may do the following: (a) the Borrower may declare or make cash distributions to its shareholders during any four quarter period not to exceed the greater of (i) the greater of (x) Funds From Operations and (y) estimated distributions on the common stock of CSA and OP Units of the Borrower

	as described in CSA’s registration statement for its initial public offering, for the first full four quarter period (full calendar year 2006), and 95% of Funds From Operations on an annual basis thereafter or (ii) the amount required for the Borrower to remain a REIT and (b) the Borrower and its Subsidiaries may make certain other Restricted Payments as specified in the Facility documents (including without limitation, (1) redemptions of limited partnership interests in the OPs so long as no Default or Event of Default exists or would result there from and (2) Restricted Payments made by Subsidiaries to the Borrower or any other Subsidiary). If a Default or Event of Default exists, the Borrower and its Subsidiaries may not make any Restricted Payments other than cash distributions by the Borrower to its shareholders in the amount required for the Borrower to remain a REIT.

	Permitted Investments

	The Borrower shall not, and shall not permit any Subsidiary to, make any Investment in or otherwise own the following items which would cause the aggregate value of such holdings of the Borrower and its Subsidiaries to exceed the levels, as a percentage of Combined Total Asset Value, as outlined below:

	a)	Unconsolidated Affiliates and Persons not Wholly Owned Subsidiaries	25%

		Investments in Unconsolidated Affiliates and Persons that are not wholly owned Subsidiaries (other than Subsidiaries that are Guarantors).

	b)	Mortgage Receivables	10%

		Mortgage Receivables shall be defined as the aggregate book value of all mortgage receivables.

	c)	Construction	15%

		Construction shall be defined as the total cost to develop the real property under construction, including the acquisition of land as reasonably determined by Borrower in good faith.

	d)	Undeveloped Land	5%

		In addition to the foregoing limitations, the aggregate value of a, b, c and d shall not exceed 35% of Combined Total Asset Value.

OTHER COVENANTS:	Subject to exceptions and materiality qualifications to be agreed on, the Facility documentation shall include affirmative and negative covenants usual and customary for financings generally and for this Facility in particular, including, but not limited to, the following: (i) preservation of existence; (ii) maintenance of properties; (iii) compliance with laws (including environmental laws and ERISA matters) and contractual obligations; (iv) payment of taxes and claims subject to customary rights to contest and requirements for reserves; (v) maintenance of insurance; (vi) except for permitted Combined Secured Indebtedness and covenants of bankruptcy remote entities, limitation on liens and negative pledges; (vii) inspections; (viii) maintenance of financial records; (ix) transactions with affiliates; (x) limitation on mergers (other than intercompany mergers and mergers in which the Borrower or a Subsidiary is the surviving or acquiring party and no Default or Event of Default exists or would result), consolidations and sales of all or substantially all assets; (xi) maintenance of REIT status and listing on any national securities exchange; and (xii) modifications to organizational documents that could reasonably be expected to have a material adverse effect on (A) the rights and remedies of the Lenders and the Administrative Agent or (B) the ability of the Borrower and the Guarantors to perform their respective obligations under the Facility documentation (including, the timely payment of principal of or interest on the loans and reimbursement obligations under letters of credit).

REPORTING REQUIREMENTS:	Not later than 5 days following the filing of the Borrower’s Form 10-Q with the Securities and Exchange Commission for the first three fiscal quarters of the Borrower, but in any event within 45 days after the end of each such fiscal quarter, Borrower shall provide quarterly unaudited consolidated financial statements (including a consolidated balance sheet, income statement and statement of cash flows), such quarterly statements to be certified by the Borrower’s chief executive officer or chief financial officer.

Not later than 5 days following the filing of the Borrower’s Form 10-K with the Securities and Exchange Commission for each fiscal year of the Borrower, but in any event within 90 days after the end of each such fiscal year, the Borrower shall provide annual audited consolidated financial statements (including a consolidated balance sheet, income statement, statement of cash flows and statement of stockholders equity), such financial statements to be (a) certified by the Borrower’s chief executive officer or chief financial officer and (b) accompanied by an unqualified report of independent certified public accountants of recognized national standing acceptable to the Administrative Agent.

Together with such quarterly and annual financial statements, Borrower shall provide (a) a Compliance Certificate (and reasonably detailed back-up calculations) from the chief financial officer confirming that the Borrower is in compliance with all of the covenants of the Loan Documents and that there is no default under any of the Loan Documents; (b) a statement of Funds From Operations; and (c) a report of newly acquired Properties, including their net operating income, cost and mortgage debt, if any.

The Borrower shall notify the Lenders of the filing of all Form 10Ks, 10Qs and any other public information filed with the SEC, and to the extent not publicly available, the Borrower shall deliver to the Lenders, promptly upon the mailing thereof, copies of any other materials distributed to the shareholders.

From time to time additional information regarding the financial position or business of the Borrower and its Subsidiaries or any other Loan Party as may be reasonably requested by the Administrative Agent on the behalf of any Bank.

EVENTS OF DEFAULT:	In addition to such other Events of Default as Lenders and Borrower shall agree to include in the Facility documentation, the occurrence of any of the following shall constitute an Event of Default under the Credit Agreement:
a)	Failure to pay principal when due;

b)	Failure to pay interest or any other obligation under the Facility documents within three business days after due;

c)	Violation of any financial covenant or any negative covenant;

d)	Violation of other covenants, subject to customary notice and grace periods;

e)	Material misrepresentation;

f)	Any default resulting in acceleration of other Indebtedness of the Borrower or any of its Subsidiaries in excess of $25 million (or $50 million in the case of Nonrecourse Indebtedness), or any default permitting the acceleration of other Indebtedness (other than Nonrecourse Indebtedness) of the Borrower or any of its Subsidiaries in excess of $25 million, or the Borrower or any of its Subsidiaries shall default in the payment of amounts in excess of $25 million in the aggregate in respect of Derivatives Contracts;

g)	Insolvency or bankruptcy of the Borrower, any Guarantor or any other Subsidiary to which more than $25 million of Combined Total Asset Value is attributable;

h)	The Borrower or any Guarantor shall disavow, revoke or terminate any Facility document or shall otherwise challenge or contest in any proceeding the validity or enforceability of any Facility document;

i)	Judgments against the Borrower, any Guarantor or any other Subsidiary in excess of $25 million (excluding amounts for which insurance coverage exists and has not been denied by the applicable carrier) in aggregate that remain unsatisfied or unstayed for more than 30 days; and

j)	Either of the following:
(i)	Any person or group (other than an entity controlled by the Chairman or CEO of the Company) is or becomes the beneficial owner of more than 33% of the total voting power of the then outstanding voting stock of the Borrower; or

(ii)	During any period of 12 consecutive months, individuals who at the beginning of any such 12-month period constituted the Board of Directors of the Borrower (together with any new directors whose election by such Board or whose nomination for election by the shareholders of the Borrower was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Borrower.

ASSIGNMENTS AND
PARTICIPATIONS:	Each Lender will be permitted to make assignments in acceptable minimum amounts to other financial institutions approved by the Borrower (so long as no Default or Event of Default then exists under the Facility) and the Administrative Agent. Lenders will be permitted to sell participations with voting rights limited to significant matters such as changes in amount, rate and maturity date and releases of any of the Guarantors other than as expressly permitted under the Facility documentation. An assignment fee of $3,500 shall be payable by any assigning Lender to the Administrative Agent upon the effectiveness of any such assignment (including, but not limited to, an assignment by a Lender to another Lender). Lenders shall have the right to disclose information to prospective participants and assignees subject to confidentiality requirements.

AMENDMENTS AND WAIVERS:	Amendments and waivers of the provisions of the Facility documentation will require the approval of Requisite Lenders, except that the consent of all of the Lenders affected thereby shall be required with respect to (a) increases in the commitment of Lenders or the Aggregate Revolving Commitment (excluding the possible increase to $250 million referred to above), (b) reductions of principal payments, interest, or fees, (c) extensions of scheduled maturities or times for payment, and (d) releases of any Guarantor other than as expressly permitted under the Facility documentation.

INDEMNIFICATION:	The Facility documentation shall contain usual and customary provisions providing for the Borrower’s indemnification of the Administrative Agent and the Lenders, including without limitation, indemnification with respect to losses, liabilities, costs and expenses incurred by any of them in connection with any violations of any laws, orders, rules or regulations relating to the use, handling or storage of hazardous materials or hazardous substances (including asbestos) or the presence of any such materials or substances in, on, under or around any properties of the Borrower or any of its Subsidiaries (subject to customary exceptions for gross negligence and willful misconduct).

GOVERNING LAW:	State of North Carolina.

PRICING/FEES/ EXPENSES:	As set forth in Addendum I.

SYNDICATION:	The Borrower agrees to actively assist the Arrangers in achieving a satisfactory syndication of the Revolving Credit Facility. To assist the Arrangers in its syndication efforts, the Borrower agrees to:
(1) provide and cause its advisors to provide the Arrangers and any other Lender that becomes part of the syndication of Lenders upon request with all information reasonably deemed necessary by the Arranger to complete the syndication; (2) assist the Arrangers upon its reasonable request in the preparation of an offering memorandum to be used in connection with the syndication of the Revolving Credit Facility and; (3) otherwise assist the Arrangers in its syndication efforts, including making available officers and advisors of the Borrower and its affiliates and subsidiaries from time to time to attend and make presentations regarding the business and prospects of the Borrower at a meeting or meetings of prospective lenders.

CLEAR MARKET PROVISION:	From the date of acceptance of the Summary of Terms and Conditions and continuing until closing, there will be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower. The Borrower will immediately notify the Arranger if any such transaction is contemplated.

OTHER:	This Summary of Terms is intended as an outline of certain of the material terms of the Revolving Credit Facility and does not purport to summarize all of the conditions, covenants, representations, warranties and other provisions which would be contained in definitive documentation for the Revolving Credit Facility contemplated hereby.

ADDENDUM I
PRICING, FEES AND EXPENSES

UNUSED FACILITY FEE:	The Borrower will pay to the Administrative Agent, for the benefit of the Lenders, an Unused Facility Fee on the applicable unused Facility Amount: (1) if such unused amount is less than fifty percent (50%) of the Facility Amount, at the rate of 0.20% per annum; and (2) if such unused amount is equal to or greater than fifty percent (50%) of the Facility Amount, at the rate of 0.10% per annum, calculated daily and payable quarterly in arrears (the “UNUSED FACILITY FEE”).

INTEREST RATES:	The pricing on the Facility shall be determined based on the Borrower’s Leverage Ratio as set forth in the applicable Pricing Grid set forth below.

Interest periods for LIBOR loans shall be one, two, three or six months. Interest on Alternate Base Rate loans shall be payable in arrears on the first day of each month, upon any prepayment and at final maturity. Interest on LIBOR loans shall be payable in arrears on the last day of each interest period, at three month intervals for interest periods longer than three months, upon any prepayment and at final maturity. Interest on all loans and all fees shall be calculated for actual days elapsed on the basis of a 360-day year for LIBOR loans and 365- or 366-day year, as applicable, otherwise.

In no event may the Borrower elect an interest period for a LIBOR loan which would extend beyond the maturity date of the Facility and, unless all of the Lenders otherwise agree, in no event may there be more than 10 different interest periods for LIBOR loans outstanding under the Facility at any one time. Alternate Base Rate loans shall be in the minimum aggregate amount of $1,000,000 (and in multiples of $100,000 in excess thereof). LIBOR loans shall be in the minimum aggregate amount of $1,000,000 (and in multiples of $100,000 in excess thereof).

Facility documentation will include customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and (b) indemnifying the Lenders for breakage costs incurred in connection with among other things, any failure to borrow a LIBOR loan or any repayment of a LIBOR loan on a day other than the last day of an interest period with respect thereto. After default, the interest rate on all overdue amounts will be equal to the Alternate Base Rate plus the Applicable Margin plus 2% per annum.

PRICING GRID:	The Applicable Margin for LIBOR Loans and Applicable Margin for Alternative Base Rate Loans shall be, at any time, the rate per annum set forth in the table below opposite the Leverage of the Borrower as calculated in accordance with the Maximum Leverage financial covenant.

		APPLICABLE MARGIN FOR
	APPLICABLE MARGIN FOR	ALTERNATIVE BASE RATE
LEVERAGE	LIBOR LOANS	LOANS
< or = 40%	1.00%	0.00%
> or = 40% and < 50%	1.15%	0.00%
> or = 50%	1.30%	0.00%

UPFRONT FEE:	The Borrower will pay to Administrative Agent for the benefit of the Lenders an upfront fee in the amount of 0.25% of the Aggregate Revolving Commitment Amount (the “UPFRONT FEE”).

EXTENSION FEE:	0.20% of the Aggregate Revolving Commitment payable to Administrative Agent for the benefit of the Lenders.

CALCULATION OF
INTEREST AND FEES:	Other than calculations in respect of interest at the Bank of America prime rate (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360 day year.

EXPENSES:	The Borrower will pay all reasonable costs and expenses of the Administrative Agent associated with the preparation, due diligence, administration, syndication and enforcement of all documentation executed in connection with the Facility, including, without limitation, the legal fees of counsel to the Administrative Agent and costs and expenses in connection with the use of IntraLinks, Inc. or other similar information transmission systems in connection with the Loan Documents, regardless of whether or not the Facility is closed. The Borrower will also pay the expenses of each Lender in connection with the “workout” or enforcement of any loan documentation for the Facility.

AGGREGATE REVOLVING COMMITMENT: the sum of all commitments of the Lenders under the Facility.
ALTERNATE BASE RATE: means the per annum rate of interest equal to the greater of (a) the prime rate or (b) the federal funds rate plus one-half of one percent (0.5%). Any change in the base rate resulting from a change in the prime rate or the federal funds rate shall become effective as of 12:01 a.m. on the business day on which each such change occurs. The base rate is a reference rate used by the Lender acting as the Administrative Agent in determining interest rates on certain loans and is not intended to be the lowest rate of interest charged by the Lender acting as the Administrative Agent or any other Lender on any extension of credit to any debtor.
CAPITAL RESERVES: means, for any period and with respect to a Property, an amount equal to (a) $0.40 per square foot times, (b) a fraction, the numerator of which is the number of days in such period and the denominator of which is 365. Any portion of a Property leased under a ground lease to a third party that owns the improvements on such portion of such Property shall not be included in determinations of Capital Reserves. If the term Capital Reserves is used without reference to any specific Property, then the amount shall be determined on an aggregate basis with respect to all Properties of the Borrower and its Subsidiaries and a proportionate share of all Properties of all Unconsolidated Affiliates. For the purpose of calculating Unencumbered Adjusted NOI, and provided the Borrower maintains a capital reserve account with an initial balance of not less than $310,000 with Administrative Agent for the Unencumbered Assets during the first 12 months of the Facility, the Capital Reserves will be $.00 per square foot for the first 12-months of the Facility.
CAPITALIZATION RATE: means 8.50%.
CAPITALIZED LEASE OBLIGATIONS: means obligations under a lease that are required to be capitalized for financial reporting purposes in accordance with GAAP. The amount of a Capitalized Lease Obligation is the capitalized amount of such obligation as would be required to be reflected on a balance sheet of the applicable Person prepared in accordance with GAAP as of the applicable date.
COMBINED: means with reference to any term defined or used in the Facility documents, that term as applied to the accounts of all or a portion of the Borrower and its Subsidiaries combined in accordance with GAAP.
COMBINED ADJUSTED EBITDA: EBITDA less Capital Reserves.
COMBINED GROUP: means the Borrower, the Guarantors and each other Subsidiary of the Borrower, from time to time in existence, and shall include, as the context requires, Unconsolidated Affiliates of the Borrower. COMBINED SECURED INDEBTEDNESS: means, with respect to a Person as of any given date, the aggregate principal amount of all Indebtedness of such Person outstanding at such date and that is secured in any manner by any lien, and in the case of the Borrower, shall include (without duplication), the Borrower’s pro rata share of the Combined Secured Indebtedness of its Unconsolidated Affiliates.
COMBINED TANGIBLE NET WORTH: means, as of a given date, (a) the stockholders’ equity of the Borrower and Subsidiaries determined on a consolidated basis, plus (b) accumulated depreciation and amortization, minus (c) the following (to the extent reflected in determining stockholders’ equity of the Borrower and its Subsidiaries): (i) the amount of any write-up in the book value of any assets contained in any balance sheet resulting from revaluation thereof or any write-up in excess of the cost of such assets acquired, and (ii) all amounts appearing on the assets side of any such balance sheet for assets which would be classified as intangible assets under GAAP, all determined on a consolidated basis.

COMBINED TOTAL ASSET VALUE: means the sum of all of the following of the Borrower and its Subsidiaries on a consolidated basis determined in accordance with GAAP applied on a consistent basis: (a) cash, cash equivalents and marketable securities, plus (b) with respect to each Property owned by the Borrower or any Subsidiary (other than a Development Property or Unimproved Land), the quotient of (i) Combined Adjusted EBITDA attributable to such Property for the fiscal quarter most recently ended times 4, divided by (ii) the Capitalization Rate, plus (c) the GAAP book value of Properties acquired during the most recent two fiscal quarters, plus (d) Construction-in-Process until the earlier of the (i) one year anniversary date of project completion or (ii) the fiscal quarter after the Property achieves an Occupancy Rate of 80%, plus (e) the GAAP book value of Unimproved Land, Mortgage Receivables and other promissory notes. The Borrower’s pro rata share of assets held by Unconsolidated Affiliates (excluding assets of the type described in the immediately preceding clause (a)) will be included in Combined Total Asset Value calculations consistent with the above described treatment for wholly owned assets. For purposes of determining Combined Total Asset Value, Net Operating Income from Properties acquired or disposed of by the Borrower or any Subsidiary during the immediately preceding two fiscal quarters of the Borrower shall be excluded.
COMBINED TOTAL INDEBTEDNESS: means all Indebtedness of the Borrower and all Subsidiaries determined on a consolidated basis and in the case of the Borrower shall include (without duplication) the Borrower’s pro rata share of the Indebtedness of its Unconsolidated Affiliates.
CONSTRUCTION-IN-PROCESS: means cash expenditures for land and improvements (including indirect costs internally allocated and development costs) determined in accordance with GAAP on all Properties that are under development or are scheduled to commence development within twelve months.
DERIVATIVES CONTRACT: means any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement. Not in limitation of the foregoing, the term “Derivatives Contract” includes any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement, including any such obligations or liabilities under any such master agreement.
DERIVATIVES TERMINATION VALUE: means, in respect of any one or more Derivatives Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Derivatives Contracts, (a) for any date on or after the date such Derivatives Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a) the amount(s) determined as the mark-to-market value(s) for such Derivatives Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Derivatives Contracts (which may include the Administrative Agent or any Lender).
DEVELOPMENT PROPERTY: means a Property currently under development that has not achieved an Occupancy Rate of at least 80%, or on which the improvements (other than tenant improvements on unoccupied space) related to the development have not been completed. A Development Property on which all improvements (other than tenant improvements on unoccupied space) related to the development of such Property have been completed for at least 12 months shall cease to constitute a Development Property notwithstanding the fact that such Property has not achieved an Occupancy Rate of at least 80%.
EBITDA: means, with respect to a Person for any period (without duplication): (a) net income (loss) of such Person for such period determined on a consolidated basis, in accordance with GAAP, exclusive of the following (but only to the extent included in determination of such net income (loss)): (i) depreciation and amortization expense; (ii) Interest Expense; (iii) income tax expense; and (iv) extraordinary or non-recurring gains and losses; plus (b) such Person’s pro rata share of EBITDA of its Unconsolidated Affiliates. EBITDA shall be adjusted to remove any impact from straight line rent leveling adjustments required under GAAP and amortization of intangibles pursuant to FAS 141.
ELIGIBLE PROPERTY: means a Property which satisfies all of the following requirements: (a) such Property is fully developed as a (i) a medical office property or (ii) an ambulatory property; (b) the Property is owned, or leased under a Ground Lease, by the Borrower and/or a Guarantor; (c) neither such Property, nor any interest of the Borrower or any Subsidiary therein, is subject to any lien (other than certain Permitted Liens) or a Negative Pledge; (d) if such Property is owned or leased by a Guarantor (i) none of the Borrower’s direct or indirect ownership interest in such Guarantor is subject to any lien (other than certain Permitted Liens) or to a Negative Pledge; and (ii) the Borrower directly, or indirectly through a Subsidiary, has the right to take the following actions without the need to obtain the consent of any Person: (x) to sell, transfer or otherwise dispose of such Property and (y) to create a lien on such Property as security for Indebtedness of the Borrower or such Guarantor, as applicable; and (e) such Property is free of all structural defects or major architectural deficiencies, title defects, environmental conditions or other adverse matters except for defects, deficiencies, conditions or other matters individually or collectively which are not material to the profitable operation of such Property.
EQUITY INTEREST: means, with respect to any Person, any share of capital stock of (or other ownership or profit interests in) such Person, any warrant, option or other right for the purchase or other acquisition from such Person of any share of capital stock of (or other ownership or profit interests in) such Person, any security convertible into or exchangeable for any share of capital stock of (or other ownership or profit interests in) such Person or warrant, right or option for the purchase or other acquisition from such Person of such shares (or such other interests), and any other ownership or profit interest in such Person (including, without limitation, partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such share, warrant, option, right or other interest is authorized or otherwise existing on any date of determination.
EQUITY ISSUANCE: means any issuance by a Person of any Equity Interest in such Person and shall in any event include the issuance of any Equity Interest upon the conversion or exchange of any security constituting Indebtedness that is convertible or exchangeable, or is being converted or exchanged, for Equity Interests.
EXCLUDED SUBSIDIARY: means any Subsidiary (a) holding title to assets which are or are to become collateral for any Combined Secured Indebtedness of such Subsidiary; and (b) which is prohibited from guarantying the Indebtedness of any other Person pursuant to (i) any document, instrument or agreement evidencing such Combined Secured Indebtedness or (ii) a provision of such Subsidiary’s organizational documents which provision was included in such Subsidiary’s organizational documents as a condition to the extension of such Combined Secured Indebtedness.
FAIR MARKET VALUE: means, with respect to (a) a security listed on a national securities exchange or the NASDAQ National Market, the price of such security as reported on such exchange by any widely recognized reporting method customarily relied upon by financial institutions and (b) with respect to any other property, the price which could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under pressure or compulsion to complete the transaction.
FIXED CHARGES: means, for any period, the sum of (a) Interest Expense of the Borrower and its Subsidiaries determined on a consolidated basis for such period, (b) all regularly scheduled principal payments made with respect to Indebtedness of the Borrower and its Subsidiaries during such period, other than any balloon, bullet or similar principal payment which repays such Indebtedness in full, and (c) all Preferred Dividends paid during such period. The Borrower’s pro rata share of the Fixed Charges of Unconsolidated Affiliates of the Borrower shall be included in determinations of Fixed Charges.
FUNDS FROM OPERATIONS: means, with respect to a Person and for a given period, (a) net income (loss) of such Person determined on a consolidated basis for such period minus (or plus) (b) gains (or losses) from debt restructuring and sales of property during such period plus (c) depreciation with respect to such Person’s real estate assets and amortization (other than amortization of deferred financing costs) of such Person for such period, all after adjustment for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated entities will be calculated to reflect funds from operations on the same basis.
GROUND LEASE: means a ground lease containing the following terms and conditions: (a) a remaining term (inclusive of any unexercised extension options exercisable at Borrower’s sole discretion) of 40 years or more from the Facility closing date; (b) the right of the lessee to mortgage and encumber its interest in the leased property without the consent of the lessor; (c) the obligation of the lessor to give the holder of any mortgage lien on such leased property written notice of any defaults on the part of the lessee and agreement of such lessor that such lease will not be terminated until such holder has had a reasonable opportunity to cure or complete foreclosures, and fails to do so; (d) reasonable transferability of the lessee’s interest under such lease, including ability to sublease; and (e) such other rights customarily required by mortgagees making a loan secured by the interest of the holder of the leasehold estate demised pursuant to a ground lease. Notwithstanding the foregoing, the leases of the Properties known as East Jefferson Medical Specialty Building and Gaston MOB shall constitute Ground Leases so long as such leases satisfy all of the foregoing requirements other than clause (a) above.
GUARANTORS: means, individually and collectively, as the context shall all other Material Subsidiaries (other than Excluded Subsidiaries).
INDEBTEDNESS: means, with respect to a Person, at the time of computation thereof, all of the following (without duplication): (a) all obligations of such Person in respect of money borrowed (other than trade debt incurred in the ordinary course of business which is not more than 60 days past due); (b) all obligations of such Person, whether or not for money borrowed (i) represented by notes payable, or drafts accepted, in each case representing extensions of credit, (ii) evidenced by bonds, debentures, notes or similar instruments, or (iii) constituting purchase money indebtedness, conditional sales contracts, title retention debt instruments or other similar instruments, upon which interest charges are customarily paid or that are issued or assumed as full or partial payment for property or services rendered; (c) Capitalized Lease Obligations of such Person; (d) all reimbursement obligations of such Person under any letters of credit or acceptances (whether or not the same have been presented for payment); (e) all Off-Balance Sheet Obligations of such Person; (f) all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Mandatorily Redeemable Stock issued by such Person or any other Person, valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; (g) all obligations of such Person in respect of any purchase obligation, repurchase obligation, takeout commitment or forward equity commitment, in each case evidenced by a binding agreement (excluding any such obligation to the extent the obligation can be satisfied by the issuance of

Equity Interests (other than Mandatorily Redeemable Stock) at the option of such Person); (h) net obligations under any Derivatives Contract not entered into as a hedge against existing Indebtedness, in an amount equal to the Derivatives Termination Value thereof; (i) all Indebtedness of other Persons which such Person has guaranteed or is otherwise recourse to such Person (except for guaranties of customary exceptions for fraud, misapplication of funds, environmental indemnities and other similar exceptions to recourse liability (but not exceptions relating to bankruptcy, insolvency, receivership or other similar events)); (j) all Indebtedness of another Person secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien on property or assets owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness or other payment obligation; and (k) such Person’s pro rata share of the Indebtedness of any Unconsolidated Affiliate of such Person. Indebtedness of any Person shall include Indebtedness of any partnership or joint venture in which such Person is a general partner or joint venturer to the extent of such Person’s pro rata share of the ownership of such partnership or joint venture (except if such Indebtedness, or portion thereof, is recourse to such Person, in which case the greater of such Person’s pro rata portion of such Indebtedness or the amount of the recourse portion of the Indebtedness, shall be included as Indebtedness of such Person). All Loans and Letter of Credit Liabilities shall constitute Indebtedness of the Borrower.
INTEREST EXPENSE: means, for any period, without duplication, (a) total interest expense of the Borrower and its Subsidiaries, including capitalized interest not funded under a construction loan interest reserve account, determined on a consolidated basis in accordance with GAAP for such period, plus (b) the Borrower’s pro rata share of Interest Expense of Unconsolidated Affiliates for such period.
INVESTMENT: means, with respect to any Person, any acquisition or investment (whether or not of a controlling interest) by such Person, by means of any of the following: (a) the purchase or other acquisition of any Equity Interest in another Person, (b) a loan, advance or extension of credit to, capital contribution to, guaranty of Indebtedness of, or purchase or other acquisition of any Indebtedness of, another Person, including any partnership or joint venture interest in such other Person, or (c) the purchase or other acquisition (in one transaction or a series of transactions) of assets of another Person that constitute the business or a division or operating unit of another Person. Any binding commitment to make an Investment in any other Person, as well as any option of another Person to require an Investment in such Person, shall constitute an Investment. Except as expressly provided otherwise, for purposes of determining compliance with any covenant contained in a Facility document, the amount of any Investment shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment.
MANDATORILY REDEEMABLE STOCK: means, with respect to any Person, any Equity Interest of such Person which by the terms of such Equity Interest (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (a) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than an Equity Interest to the extent redeemable in exchange for common stock or other equivalent common Equity Interests), (b) is convertible into or exchangeable or exercisable for Indebtedness or Mandatorily Redeemable Stock, or (c) is redeemable at the option of the holder thereof, in whole or in part (other than an Equity Interest which is redeemable solely in exchange for common stock or other equivalent common Equity Interests); in each case, on or prior to the maturity date of the Facility.
MATERIAL SUBSIDIARY: means any Subsidiary to which more than 5% of Adjusted Combined Total Asset Value is attributable on an individual basis.
NEGATIVE PLEDGE: means, with respect to a given asset, any provision of a document, instrument or agreement (other than any Facility document) which prohibits or purports to prohibit the creation or assumption of any lien on such asset as security for Indebtedness of the Person owning such asset or any other Person; provided, however, that an agreement that conditions a Person’s ability to encumber its assets upon the maintenance of one or more specified ratios that limit such Person’s ability to encumber its assets but that do not generally prohibit the encumbrance of its assets, or the encumbrance of specific assets, shall not constitute a Negative Pledge.
NET OPERATING INCOME or NOI: means, for any Property and for a given period, an amount equal to (a) the sum of the gross revenues for such Property for such fiscal period received in the ordinary course of business (excluding pre-paid rents and revenues and security deposits except to the extent applied in satisfaction of tenants’ obligations for rent) minus (b) all operating expenses incurred with respect to such Property for such fiscal period (including an appropriate accrual for property taxes and insurance); provided there shall be deducted from such amount the following (to the extent not duplicative of deduction already taken in the calculation of Net Operating Income), on a pro rata basis for such period, management expenses computed at an annual rate equal to the greater of (i) 4% of the annualized gross revenue of such Property or (ii) the annualized amount of management fees actually incurred with respect to such Property. The Borrower may perform the preceding calculation on an aggregate basis for all such Properties wherever the context would appropriately permit or warrant the use of an aggregate calculation.
NET PROCEEDS: means with respect to any Equity Issuance by a Person, the aggregate amount of all cash and the Fair Market Value of all other property (other than securities of such Person being converted or exchanged in connection with such Equity Issuance) received by such Person in respect of such Equity Issuance net of investment banking fees, legal fees, accountants’ fees, underwriting discounts and commissions and other customary fees and expenses actually incurred by such Person in connection with such Equity Issuance.
NONRECOURSE INDEBTEDNESS: means, with respect to a Person, (a) Indebtedness for borrowed money in respect of which recourse for payment (except for customary exceptions for fraud, fraudulent conveyance, intentional misrepresentation, misappropriation of funds or other property, misapplication of funds (including without limitation rents, profits, tenant deposits or insurance or condemnation proceeds), mismanagement or waste, tax, ERISA, environmental and other regulatory law indemnities, nonpayment of utilities, operations and maintenance expenses and obligations secured by statutory liens, failure to comply with legal requirements necessary to maintain the tax-exemption on the interest on such Indebtedness (if applicable), failure to insure or failure to pay transfer fees and charges due to the lender in connection with any sale or other transfer of the Property subject to such Indebtedness and any fees and expenses (and interest thereon) of the holder of such Indebtedness in connection with the enforcement of such recourse obligations (but not exceptions relating to bankruptcy, insolvency, receivership or other similar events)) is contractually limited to specific assets of such Person encumbered by a lien securing such Indebtedness or (b) if such Person is a Single Asset Entity, any Indebtedness for borrowed money of such Person.
OCCUPANCY RATE: means, with respect to a Property at any time, the ratio, expressed as a percentage, of (a) the net rentable square footage of such Property actually occupied by tenants that are not affiliated with the Borrower and paying rent at rates not materially less than rates generally prevailing at the time the applicable lease was entered into, pursuant to binding leases as to which no monetary default has occurred and has continued unremedied for 30 or more days to (b) the aggregate net rentable square footage units of such Property. For purposes of the definition of “Occupancy Rate”, a tenant shall be deemed to actually occupy a Property notwithstanding a temporary cessation of operations for renovation, repairs or other temporary reason, or for the purpose of completing tenant build-out or that is otherwise scheduled to be open for business within 90 days of such date.

OFF-BALANCE SHEET OBLIGATIONS: means liabilities and obligations of the Borrower, any Subsidiary or any other Person in respect of “off-balance sheet arrangements” (as defined in the SEC Off-Balance Sheet Rules) which the Borrower would be required to disclose in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Borrower’s report on Form 10-Q or Form 10-K (or their equivalents) which the Borrower is required to file with the Securities and Exchange Commission (or any Governmental Authority substituted therefor). As used in this definition, the term “SEC Off-Balance Sheet Rules” means the Disclosure in Management’s Discussion and Analysis About Off-Balance Sheet Arrangements, Securities Act Release No. 33-8182, 68 Fed. Reg. 5982 (Feb. 5, 2003) (codified at 17 CFR pts. 228, 229 and 249).
PERMITTED LIENS: means, as to any Person, (a) liens securing taxes, assessments and other charges or levies imposed by any governmental authority (excluding any lien imposed pursuant to any of the provisions of ERISA or pursuant to any environmental laws) or the claims of materialmen, mechanics, carriers, warehousemen or landlords for labor, materials, supplies or rentals incurred in the ordinary course of business, which are not at the time required to be paid or discharged under the applicable provisions of the Facility documents; (b) liens consisting of deposits or pledges made, in the ordinary course of business, in connection with, or to secure payment of, obligations under workers’ compensation, unemployment insurance or similar applicable laws; (c) liens consisting of encumbrances in the nature of zoning restrictions, easements, and rights or restrictions of record on the use of real property, which do not materially detract from the value of such property or impair the intended use thereof in the business of such Person; (d) the rights of tenants under leases or subleases not interfering with the ordinary conduct of business of such Person; (e) liens in favor of the Administrative Agent for the benefit of the Lenders; (f) liens in favor of the Borrower or a Guarantor securing obligations owing by a Subsidiary to the Borrower or a Guarantor; (g) liens in existence as of the closing date of the Facility and disclosed in the Facility documents; and (h) liens securing judgments that do not otherwise given rise to a Default or Event of Default.
PERSON: means an individual, corporation, partnership, limited liability company, association, trust or unincorporated organization, or a government or any agency or political subdivision thereof.
PREFERRED DIVIDENDS: means, for any period and without duplication, all Restricted Payments paid during such period on Preferred Equity Interests issued by the Borrower or a Subsidiary. Preferred Dividends shall not include dividends or distributions (a) paid or payable solely in Equity Interests (other than Mandatorily Redeemable Stock) payable to holders of such class of Equity Interests; (b) paid or payable to the Borrower or a Subsidiary; or (c) constituting or resulting in the redemption of Preferred Equity Interests, other than scheduled redemptions not constituting balloon, bullet or similar redemptions in full.
PREFERRED EQUITY INTEREST: means, with respect to any Person, Equity Interests in such Person which are entitled to preference or priority over any other Equity Interest in such Person in respect of the payment of dividends or distribution of assets upon liquidation or both.
PROPERTY: means any parcel of real property owned or leased (in whole or in part) or operated by the Borrower, any Subsidiary or any Unconsolidated Affiliate of the Borrower and which is located in a state of the United States of America or the District of Columbia.
RECOURSE INDEBTEDNESS: means, all Indebtedness that in not Nonrecourse Indebtedness. Notwithstanding the forgoing, the subject Revolving Credit Facility shall be excluded from the Recourse Indebtedness.

REQUISITE LENDERS: means, as of any date, (a) Lenders having greater than 50% of the aggregate commitments under the Facility or (b) if the Facility has terminated or the aggregate amount of the commitments of the Lenders under the Facility has been reduced to zero, Lenders holding greater than 50% of the principal amount of the aggregate outstanding Loans and letter of credit liabilities.
RESTRICTED PAYMENT: means (a) any dividend or other distribution, direct or indirect, on account of any Equity Interest of the Borrower or any Subsidiary of the Combined Group now or hereafter outstanding, except a dividend payable solely in Equity Interests of identical class to the holders of that class; (b) any redemption, conversion, exchange, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any Equity Interest of the Borrower or any Subsidiary now or hereafter outstanding; and (c) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire any Equity Interests of the Borrower or any Subsidiary now or hereafter outstanding.
SECURED RECOURSE INDEBTEDNESS: means all Combined Secured Indebtedness that is not Nonrecourse Indebtedness.
SINGLE ASSET ENTITY: means a Person (other than an individual) that (a) only owns a single Property; (b) is engaged only in the business of owning, developing and/or leasing such Property; and (c) receives substantially all of its gross revenues from such Property. In addition, if the assets of a Person consist solely of (i) Equity Interests in one other Single Asset Entity and (ii) cash and other assets of nominal value incidental to such Person’s ownership of the other Single Asset Entity, such Person shall also be deemed to be a Single Asset Entity.
STABILIZED PROPERTY: means a completed Property that has at any time achieved an Occupancy Rate of at least 80%.
SUBSIDIARY: means, for any Person, any corporation, partnership or other entity of which at least a majority of the Equity Interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or other individuals performing similar functions of such corporation, partnership or other entity (without regard to the occurrence of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person, and shall include all Persons the accounts of which are consolidated with those of such Person pursuant to GAAP.
UNCONSOLIDATED AFFILIATES: means, with respect to any Person, any other Person in whom such Person holds an Investment, which Investment is accounted for in the financial statements of such Person on an equity basis of accounting and whose financial results would not be consolidated under GAAP with the financial results of such Person on the consolidated financial statements of such Person.
UNENCUMBERED ADJUSTED NOI: means, for any period, (a) Unencumbered NOI minus (b) Capital Reserves for such period.
UNENCUMBERED NOI: means, for any period, NOI from all Eligible Properties, (already limited in Eligible Property definition).

UNENCUMBERED ASSET VALUE: means (a) the Unencumbered Adjusted NOI (excluding NOI attributable to Development Properties) for the two fiscal quarters most recently ended times 2 divided by the Capitalization Rate, plus (b) the GAAP book value of all Properties acquired during the fiscal quarter most recently ended which Properties are not subject to any lien (other than certain Permitted Liens) or any Negative Pledge, plus (c) the GAAP book value of Development Properties not subject to any lien (other than certain Permitted Liens) or any Negative Pledge, until the earlier of (i) the one year anniversary date of project completion or (ii) the second quarter after the project achieves an Occupancy Rate of 80%. For purposes of this definition, to the extent the Unencumbered Asset Value attributable to (a) Construction-In-Process would exceed 10% of the Unencumbered Asset Value, such excess shall be excluded.
UNIMPROVED LAND: land on which no development (other than improvements that are not material and are temporary in nature) has occurred and for which no development is scheduled in the following 12 months.
UNSECURED INDEBTEDNESS: means Indebtedness which is not Combined Secured Indebtedness.
UNSECURED INTEREST EXPENSE: means, for a given period, all Interest Expense of the Borrower and Subsidiaries attributable to Unsecured Indebtedness of the Borrower and Subsidiaries

Exhibit 10.21
CONSENT AND ELECTION FORM

Name of Investor:	EIN:
This Consent and Election Form (the “Form”) is to be completed by each Investor in the manner described below. You are being asked to (i) consent to permit your Existing Entity to participate in the Consolidation Transaction and to consent to the Organizational Document Amendments, and (ii) to make an election as to the consideration you would like to receive in the Consolidation Transaction. Capitalized terms used but not defined herein (including in this introductory paragraph) shall have the meanings ascribed to them in the Consent Solicitation Statement and Confidential Offering Memorandum.

If you are an Eligible Investor who Wants to Elect to Receive Common Stock or OP Units in exchange for your Interests, please refer to:	If you are an Eligible Investor who Wants to Elect to Receive Cash in exchange for your Interests, please refer to:	If you are not an Eligible Investor, please refer to:

Section I below— The consent (please check the applicable box).

Section II below — The election (please check the applicable box).

Signature Block — please sign this Form below.

Irrevocable Exchange and Subscription Agreement — please sign the agreement and the accompanying power-of-attorney.
Section I below— The consent (please check the applicable box).

Section II below — The election (please check the applicable box).

Signature Block — please sign this Form below.

Substitute W-9 Form and FIRPTA Affidavit — please complete, sign and return.	Section I below— The consent (please check the applicable box).

Section II below — The election (please check the box indicating that you are not an Eligible Investor, and will therefore be automatically receiving cash in exchange for your Interests).

Signature Block — please sign this Form below.

Substitute W-9 Form and FIRPTA Affidavit — please complete, sign and return.		Substitute W-9 Form and FIRPTA Affidavit — please complete, sign and return.

The opportunity to complete and deliver this Form expires at 5:00 p.m., Eastern Standard Time, on June 24, 2005 (the “Expiration Time”), unless extended by CSA (the “CSA”).
In order for this form to be timely, this Form must be delivered by mail (registered or certified mail, return receipt requested, postage prepaid), by overnight courier (with delivery charges prepaid), by hand to the following address, or by fax to the fax number listed below, so that it is received prior to the Expiration Time:
c/o Cogdell Spencer Advisors Inc.
4401 Barclay Downs Drive
Suite 300
Charlotte, North Carolina 28209-4670
Tel: (704)  940-2900
Fax: (704)  940-2957
Attention: Frank Spencer
Alternatively, you may deliver your signed documents by hand to your local CSA office. Please refer to www.cogdellspencer.com in order to determine the location of your local CSA office or to the Investor Information Sheet for the telephone number of your local CSA office. If you would like someone from CSA to pick-up your documents, please contact your local office in order to arrange for such pick-up.

SECTION I: CONSENT
1.	The first decision relates to whether you, an Investor in the Existing Entity listed below, wish to consent to the participation of the applicable Existing Entity in the Consolidation Transaction, as described in the Consent Solicitation Statement and Confidential Offering Memorandum. You may vote differently as to each Existing Entity in which you are an Investor.

Please check only One Box for the Existing Entity in which you are an Investor.

Name of Existing Entity**	Check the Box Below to Consent to Participation	Check the Box Below to Deny Consent to Participation

	❒	❒

2.	The second decision relates to whether you, an Investor in the Existing Entity listed below, wish to consent to the Organizational Document Amendments, as described in the Consent Solicitation Statement and Confidential Offering Memorandum. You may vote differently as to each Existing Entity in which you are an Investor.

Please check only One Box for the Existing Entity in which you are an Investor.

Check the Box Below to consent to the Organizational Document Amendments	Check the Box Below to Deny the Organizational Document Amendments

❒	❒

SECTION II: ELECTION
The undersigned, a holder of Interests specified above, in his or her or its capacity as a holder of such Interests, elects the following:

☐ CHECK HERE IF YOU ELECT
CASH CONSIDERATION
IN THE CONSOLIDATION TRANSACTION
The effects of making a cash election are more fully described in the Consent Solicitation Statement and the Confidential Offering Memorandum.

☐ CHECK HERE IF YOU ELECT
OP UNITS
IN THE CONSOLIDATION TRANSACTION
☐ CHECK HERE IF YOU ELECT
COMMON STOCK
IN THE CONSOLIDATION TRANSACTION
The undersigned Investor, desires to enter into the Irrevocable Exchange and Subscription Agreement for the subscription of the subscribed OP Units or Common Stock in exchange for the Investor’s Interest, hereby agrees to all of the terms and provisions of this Irrevocable Exchange and Subscription Agreement and agrees that such Investor is bound by all such terms and provisions and that such Investor is not exercising its option, if applicable, to receive cash in exchange for its Interest.

PLEASE NOTE THAT INVESTORS WHO ARE NOT ELIGIBLE INVESTORS WILL AUTOMATICALLY RECEIVE CASH IN CONSIDERATION OF THEIR INTEREST IF THE EXISTING ENTITY IN WHICH THEY OWN INTERESTS PARTICIPATES IN THE CONSOLIDATION TRANSACTION. THEY ARE NOT ENTITLED OR PERMITTED TO RECEIVE ANY OP UNITS OR COMMON STOCK IN THE CONSOLIDATION TRANSACTION.
NOTE THAT IF YOU DO NOT MAKE ANY ELECTION OR YOU FAIL TO RETURN THE DOCUMETNS AS INSTRUCTED BY THE EXPIRATION TIME, AND THE EXISTING ENTITY IN WHICH YOU HOLD AN INTEREST PARTICIPATES IN THE CONSOLIDATION TRANSACTION, YOU WILL RECEIVE CASH IN EXCHANGE FOR YOUR INTERESTS.
Please sign your name below exactly in the same manner as the name(s) in which ownership of the Interests is registered. When Interests are held by two or more joint holders, all such holders must sign. When signing as attorney-in-fact, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other authorized officer. If a partnership or limited liability company, please sign in partnership or limited liability company name by an authorized person.
The undersigned has carefully reviewed this Form, the Consent Solicitation Statement and the Confidential Offering Memorandum and the other Subscription Documents. The undersigned represents and warrants that the undersigned has read the Consent Solicitation Statement and the Confidential Offering Memorandum in its entirety and has relied upon and is making his, her or its decision to consent to the matters specified herein and to elect to receive the consideration specified herein based solely upon his, her or its review and evaluation of the Consent Solicitation Statement and the Confidential Offering Memorandum and is not relying on the Company or any of its subsidiaries, affiliates or any of their respective representatives or agents with respect to any tax or other economic considerations involved in connection with the Consolidation Transaction. The undersigned represents and warrants that the undersigned has been advised to consult with his, her or its tax, legal and other advisors regarding the Consolidation Transaction and its effects, the tax consequences of making and not making an election hereunder, and has obtained, in the undersigned’s judgment, sufficient information to evaluate the merits and risks of a executing and making this cash election.
The undersigned hereby represents and warrants that the undersigned has good and marketable title to the Interests described above and the undersigned’s Interest will on the Closing Date be free and clear of all pledges, claims, liens, restrictions, charges, encumbrances, security interests, conditional sales agreements and other obligations of any kind or nature. The undersigned will not sell, convey, assign or otherwise transfer all or any portion of such Interest prior to the Closing Date. The undersigned agrees that the undersigned will, upon request, execute, deliver and/or provide any additional documents deemed by the Company to be necessary or desirable to confirm the foregoing.
The undersigned also represents that, if the undersigned (i) has elected Common Stock or Cash in exchange for its Interests and (ii) the Consolidation Transaction is treated as a merger for U.S. federal income tax purposes, of the undersigned’s Existing Entity, the undersigned (a) acknowledges that its Interests are being purchased by Cogdell Spencer OP (or its affiliate) and (b) consents and agrees to treat the Consolidation Transaction as a purchase of the undersigned’s Interests for U.S. federal income tax purposes.

     IN WITNESS WHEREOF, the undersigned has caused this Form to be executed as this ___day of ___, 2005.

For Individual Investors:	For Investors other than Individuals:

Signature	(Please Type or Print Full Legal Name of Investor — Do not use abbreviations or all caps unless included in legal name)

By:
(Please Type or Print Name)		Signature

Signature of Spouse, if joint investment	(Please	Type or Print Name of Signatory)

Title:
(Please type Name of Spouse, if joint investment)

Exhibit 10.20
ASSIGNMENT AGREEMENT
(PUT AGREEMENT)
     THIS ASSIGNMENT AGREEMENT (this “Assignment Agreement”) is made as of the 11th day of August, 2005 by and among C & S Donor, LLC, a North Carolina limited liability company, James W. Cogdell and Frank C. Spencer (collectively, “Assignors” and, individually, an “Assignor”) and Cogdell Spencer Inc., a Maryland corporation (“Assignee”).
RECITALS:
A.	Certain employees of Cogdell Spencer Advisors, Inc., a North Carolina corporation, including but not limited to James W. Cogdell and Frank C. Spencer, have contributed 100% of the membership interests in (1) Cogdell Investors (CFVN), LLC, a North Carolina limited liability company, (2) Cogdell Investors (OSS), LLC, a North Carolina limited liability company, (3) Cogdell Investors (Charleston), LLC, a South Carolina limited liability company, and (4) Cogdell Investors (Lenoir), LLC, a North Carolina limited liability company, each of which is managed by Assignee or its affiliates (collectively, the “Interests”) to The Foundation For the Carolinas, a tax-exempt charitable organization based in Charlotte, North Carolina (the “Foundation”); and

B.	The Foundation, C & S Donor, LLC, Cogdell Spencer Advisors, Inc., James W. Cogdell and Frank C. Spencer entered into those certain four (4) Put Agreements, a form of which is attached hereto as Exhibit A (each, a “Put Agreement”), pursuant to which the Foundation has the right, under certain circumstances, to require Assignors to purchase the related Interests for their then current fair market values; and

C.	Assignors desire to assign to Assignee, or its designee, the right, in the event the Foundation exercises its rights under any Put Agreement, to assume the obligations of Assignors under such Put Agreement, including the purchase of the related Interests.
     NOW, THEREFORE, the parties agree as follows:
     1. Assignment. For consideration of one dollar ($1.00), the receipt and sufficiency of which is hereby acknowledged, each Assignor hereby assigns to Assignee, or its designee, the right to assume the obligations of the Assignors pursuant to any Put Agreement. Assignee shall be under no obligation to assume such obligations, and may assume such obligations with respect to any or all Interests, as they may become subject to purchase under any Put Agreement from time to time. To the extent the obligations under a Put Agreement with respect to any related Interests are not assumed by Assignee, the obligations of Assignors therein shall remain in effect.
     2. Notices. If Assignors receive notice pursuant to a Put Agreement that Assignors are required to purchase any related Interests, Assignors will promptly give notice thereof to Assignee. If Assignee wishes to exercise its rights under this Assignment Agreement and purchase such Interests, it shall promptly give notice thereof to Assignors. Assignors will cooperate with Assignee and will execute and deliver any documents, and take any actions, reasonably requested by Assignee in order to consummate Assignee’s purchase of any Interests which Assignee has elected to purchase pursuant to this Assignment Agreement.
     3. Governing Law. This Assignment Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina.

     IN WITNESS WHEREOF, the parties hereto have executed this Assignment Agreement as of the date first above written.

ASSIGNORS: C & S DONOR, LLC
By:	/s/ James W. Cogdell
Name:	James W. Cogdell
Title:	Manager

/s/ James W. Cogdell
James W. Cogdell

/s/ Frank C. Spencer
Frank C. Spencer

ASSIGNEE: COGDELL SPENCER INC.
By:	/s/ Frank C. Spencer
Name:	Frank C. Spencer
Title:	Chief Executive Officer and President

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Exhibit A
FORM OF
PUT AGREEMENT
     THIS PUT AGREEMENT, dated the ___day of _________, 2005, is entered into by and between JAMES COGDELL and FRANK SPENCER (collectively, the “Donors”), the FOUNDATION FOR THE CAROLINAS, a North Carolina non-profit corporation (the “Foundation”), and C & S DONOR, LLC, a North Carolina limited liability company (the “Company”).
RECITALS
     WHEREAS, Certain employees of Cogdell Spencer Advisors, Inc., a North Carolina corporation, including but not limited to James W. Cogdell and Frank C. Spencer, (collectively, the “Employees”) own all of the outstanding membership interests of COGDELL INVESTORS (OSS), LLC, a North Carolina limited liability company (the “LLC”);
     WHEREAS, the LLC owns certain real property located in Greenville, South Carolina and the improvements constructed thereon, known as St. Francis Hospital (collectively, the real property and improvements are referred to as the “Facility”);
     WHEREAS, the LLC borrowed funds from Wachovia Bank for the acquisition and construction of the Facility and the Facility serves as security for this loan (the “Mortgage”);
     WHEREAS, the LLC and St. Francis Hospital, Inc. have executed a lease dated August 10, 2000 (as amended), under which the LLC leases the Facility to St. Francis Hospital for annual lease payments equal to the LLC’s out of pocket expenses related to the Facility (including debt service payments, taxes and maintenance) plus approximately $22,350.00 per annum (the “Lease”);
     WHEREAS, the Donors, Cogdell Spencer Advisors, Inc. and St. Francis Hospital, Inc. have executed an Option Agreement where St. Francis Hospital, Inc. has an option to purchase all of the membership interests of the LLC for an amount equal to 10 times the LLC’s annual net cash flow from the Facility (the “Purchase Option”);
     WHEREAS, the Employees desire to contribute their membership interest in the LLC to the Foundation;
     WHEREAS, a transfer of the membership interests of the LLC to the Foundation will not terminate the LLC’s obligations under the Lease, the Mortgage or the Purchase Option;
     WHEREAS, the Donors acknowledge that there may not be a ready market for the membership interests of the LLC;
     WHEREAS, the Foundation desires to accept the contribution of the membership interests of the LLC, but has certain concerns regarding holding closely held business interests for which there may not be a ready market;

     WHEREAS, the Company will be owned and funded by some or all of the Donors and will provide a final alternative for the Foundation with respect to the ownership of the LLC Membership Interest, as outlined below.
     NOW, THEREFORE, in exchange for $1.00, the consideration of which is hereby acknowledged, the parties agree as follows:
     1. Definitions.
     (a) Facility — means that certain hospital, known as St. Francis Hospital, located in Greenville, South Carolina and the real property on which such hospital is located, and as defined in the recitals.
     (b) Lease — means that certain lease between the LLC as landlord and St. Francis Hospital as tenant, and as defined in the recitals.
     (c) Purchase Option — means that certain option of St. Francis Hospital, Inc. to purchase the Membership Interests as provided for in the Option Agreement, and as defined in the recitals.
     (d) LLC — means Cogdell Investors (OSS), LLC, a South Carolina limited liability company, and as defined in the recitals.
     (e) Membership Interests — means all of the outstanding membership interests of the LLC, which are owned by the Employees and are to be contributed to the Foundation.
     (f) Mortgage — means those certain debt instruments evidencing the loan from Wachovia Bank to the LLC for the acquisition and/or construction of the Facility, which are secured by the Facility, and as defined in the recitals.
     (g) Net Cash Flow — means the annual cash received by the LLC from the Lease, after payment of all out of pocket expenses of the Facility.
     (h) UBIT — means Unrelated Business Income Tax as defined in Section 511 of Internal Revenue Code and the Treasury Regulations thereunder.
     (i) UBTI — means Unrelated Business Taxable Income as defined in Section 512, et seq., of the Internal Revenue Code and the Treasury Regulations thereunder.
     2. Put Right.
     (a) If, at any time after the effective date of this Agreement, the Foundation, as a result of its ownership of the Membership Interests (i) recognizes UBIT, and (ii) is liable for UBIT of an amount in excess of the Net Cash Flow, then the Foundation shall provide Notice (as provided below) to the Donors and to the Company. The Company shall have thirty (30) days from the receipt of the Notice to contribute an additional

2

amount of cash to the Foundation to cover the amount of any UBIT liability in excess of the Net Cash Flow. If the Company does not make the initial contribution required, each of the Donors shall have the right to make an additional contribution of cash to cover the liability for UBIT in excess of the Net Cash Flow. If the additional contribution is not made by the Company or by the Donors, then the Foundation shall have the right to exercise its Put Right in accordance with subparagraph (c) of this Paragraph 2.
     (b) If, at any time after the effective date of this Agreement, there is an event of default in the Loan Documents, as such Loan Documents are defined in The Construction Loan Agreement dated the 10th day of March, 2005, by and between Wachovia Bank, N.A. and Cogdell Investors (OSS), LLC, and such default is not cured within thirty (30) days from the date of notice of the event of default, then the Foundation shall have the right to exercise its Put Right in accordance with subparagraph (c) of this Paragraph 2.
     (c) Whenever the Foundation has the right to exercise its Put Right in accordance with this subparagraph (c) of this Paragraph 2,
     (i) The Foundation shall have the right to have the Company purchase the Membership Interests by sending Notice (as defined below) to the Company that the Foundation is exercising its rights under this Agreement; and
     (ii) Upon receipt of the Notice, the Company shall be obligated to purchase the Membership Interests from the Foundation in accordance with the provisions of paragraph 3 of this Agreement.
Provided, however, nothing contained herein shall prevent the Foundation from selling the Membership Interests to a third-party, including St. Francis Hospital, Inc. pursuant to the Purchase Option.
     3. Notice, Closing and Purchase Price.
     (a) If the conditions of Section 2 are satisfied and the Foundation exercises its rights as provided hereunder, the Foundation shall give written notice, delivered via regular mail, to C & S Donor, LLC

(the “Notice”). Such Notice shall specify (i) the amount of UBTI recognized by the Foundation from the Membership Interests, (ii) the amount of the UBIT liability resulting from the UBTI, (iii) the amount of the Net Cash Flow, and (iv) the amount of additional cash needed to correct any shortfall specified in Section 2(ii) above.
     (b) The purchase price for the Membership Interests shall be the then fair market value, taking into consideration the amount of the Net Cash Flow and the Purchase Option, as agreed between the Foundation and the Company, and if no

3

agreement can be made between the parties, by a qualified appraiser selected by the Foundation.
     (c) The closing shall take place on the date agreed upon by the Foundation and the Company, but not later than ninety (90) days after the delivery of the Notice. The purchase price will be payable in cash at closing. Upon payment of the purchase price, the Foundation shall execute and deliver such assignments and other instruments as may be reasonably necessary to evidence and carry out the transfer of the Membership Interests to the Company.
     4. Incorporation of Recitals. The paragraphs contained in the Recitals to this Agreement are incorporated herein by reference as part of this Agreement, and the parties hereto stipulate and agree that the Recitals are true, correct, and accurate.
     5. Headings. The headings in the sections of this Agreement are inserted for convenience of reference only and shall not constitute a part hereof.
     6. Entire Agreement. This Agreement sets forth the entire understanding and agreement between the parties and supersedes and takes the place of any other oral or written agreement or understanding between the parties hereto relating to the transactions contemplated hereby and may not be modified or terminated orally, nor shall any oral waiver be binding.
     7. Amendment. No provision of this Agreement shall be altered, amended or revoked except by an instrument in writing signed by all of the parties to this Agreement.
     8. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.
     9. Arbitration. Any controversy or claim arising out of or relating to this Agreement or any transaction hereunder shall be settled under the Commercial Arbitration Rules of the American Arbitration Association then in effect. Judgment on the award entered by the panel may be entered in any court having jurisdiction thereof.
     10. Governing Law. This Agreement and all rights and liabilities of the parties shall be governed by and construed in accordance with the internal laws, and not the law of conflicts, of the State of North Carolina.

4

     IN WITNESS WHEREOF, each of the Parties voluntarily executes this Put Agreement as of the above date.

James W. Cogdell

Frank C. Spencer

FOUNDATION FOR THE CAROLINAS
By:
Title:
Name:

C & S DONOR, LLC
By:
Name:
Title:	Manager

5

Exhibit 10.6
Execution Version

AGREEMENT AND PLAN OF MERGER
Dated as of August 9, 2005
by and between
COGDELL SPENCER INC.,
CS MERGER SUB LLC
AND
COGDELL SPENCER ADVISORS, INC.

i

     AGREEMENT AND PLAN OF MERGER (“Agreement”), dated as of August 9, 2005, by and between COGDELL SPENCER INC., a Maryland corporation (“CSI”), CS MERGER SUB LLC, a Delaware limited liability company and indirect wholly owned subsidiary of CSI (the “Merger Sub”) and COGDELL SPENCER ADVISORS, INC., a North Carolina corporation (“CSA”).
RECITALS
A.	The Board of Directors of CSI, the Managing Member of Merger Sub and the Board of Directors of CSA each has determined that it is advisable and in the best interests of their respective companies, stockholders and/or members that upon the terms and subject to the conditions set forth in this Agreement, CSA will merge, in accordance with the laws of the State of Delaware and the laws of the State of North Carolina, with and into the Company (the “Merger”) with the Merger Sub being the surviving entity of the merger.

B.	As a result of the Merger, the Merger Sub will survive and be an indirect wholly owned subsidiary of CSI.
AGREEMENT
     In consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:
ARTICLE I
THE MERGER
     Section 1.1. The Merger.
     (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as hereinafter defined), CSA shall be merged with and into the Merger Sub in accordance with the Delaware Limited Liability Company Act (the “Delaware Act”) and the [   ] Act of the State of North Carolina (the “North Carolina Act”), whereupon the separate company existence of CSA shall cease and the Merger Sub shall be the surviving company in the merger (the “Surviving Company”).
     (b) The Merger shall have the effects set forth in the Delaware Act and the North Carolina Act. Accordingly, from and after the Effective Time, the Surviving Company shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities, liabilities and duties of the Merger Sub and CSA.
     (c) At the option of CSI, the Merger may be structured so that CSA shall be merged with and into another direct or indirect wholly-owned subsidiary of CSI, which may be a corporation, limited liability company or other entity as determined by CSI, with such other subsidiary of CSI continuing as the surviving company, and each of CSI, the Merger Sub, CSA and such other subsidiary shall execute an appropriate amendment to this Agreement in order to reflect such restructuring; provided however, that such restructuring shall not affect the economic rights of the parties hereto and, provided further, that such other subsidiary is treated as a disregarded entity of CSI within the meaning of Treasury Regulation 1.368-2T(b)(1)(I)(A).

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     Section 1.2. Effective Time. The parties shall execute and file a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the Delaware Act and shall make all other filings or recordings required with respect to the Merger under the Delaware Act, and shall execute and file Articles of Merger with the Secretary of State of the State of North Carolina in accordance with the North Carolina Act and shall make all other filings or recordings required with respect to the Merger under the North Carolina Act. The Merger shall become effective at the later of the time of acceptance for filing by the Secretary of State of the State of Delaware of the Certificate of Merger and the acceptance for filing by the Secretary of State of the State of North Carolina of the Articles of Merger (the “Effective Time”).
     Section 1.3. Tax Treatment. The parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the parties hereto agree not to take any position for U.S. federal income tax purposes inconsistent with such intended treatment.
     Section 1.4. Certificate of Formation and Bylaws. The certificate of formation (the “Certificate of Formation”) and the Limited Liability Company Agreement (the “Operating Agreement”) of the Merger Sub, as set forth in Exhibits A and B hereto, shall become the Certificate of Formation and the Operating Agreement of the Surviving Company upon the Effective Time until further amended in accordance with applicable Delaware law.
     Section 1.5. Managing Member. Cogdell Spencer LP shall be the Managing Member of the Surviving Company from and after the Effective Date.
     Section 1.6. Officers. The officers of CSA immediately prior to the Effective Time shall be the officers of the Surviving Company from and after the Effective Time and shall hold office until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Formation and the Operating Agreement of the Surviving Company, or as otherwise provided by law.
     Section 1.7. Additional Actions. If, at any time after the Effective Time, the Surviving Company determines that any deeds, bills of sale, assignments, assurances or any other acts or things are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Company, its right, title or interest in, to or under any of the rights, properties or assets of CSA by reason of, or as a result of, the Merger, or (b) otherwise to carry out the purposes of this Agreement, the Managing Member of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of CSA, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of CSA, all such other acts and things necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to or under such rights, properties or assets in the Surviving Company or otherwise to carry out the purposes of this Agreement.
ARTICLE II
EFFECTS OF THE MERGER;
     Section 2.1. Effect on Common Stock At the Effective Time, the stockholders of CSA will receive the number of shares of common stock of CSI reflected on Exhibit C in exchange for all of their shares of common stock of CSA, which shares of common stock shall comprise all of the issued and outstanding shares of common stock of CSA. All certificates representing shares of common stock of CSI issued in the Merger shall bear legends as deemed appropriate by CSI, including but not limited to a restrictive legend specifying that the shares of common stock of CSI represented by such certificate are

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held by an affiliate of CSI (or, in the absence of such a legend, an appropriate notation shall be made in the records of CSI and/or appropriate stop-transfer instructions shall be issued to the transfer agent).
ARTICLE III
REPRESENTATIONS AND WARRANTIES
     Section 3.1. Representations and Warranties of CSA. CSA represents and warrants to the Merger Sub and CSI as follows:
     (a) Organization, Standing and Corporate Power of CSA. CSA is a corporation organized and validly existing under the laws of the State of North Carolina and has the requisite corporate power and authority to carry on its business as now being conducted. CSA is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified, individually or in the aggregate, would not have a material adverse effect on the business, properties, financial condition, results of operation or prospects of CSA (a “CSA Material Adverse Effect”).
     (b) Capital Structure. On the date of this Agreement, CSA has 300 shares of common stock outstanding and 100,000 shares of common stock reserved for issuance. As of the date of this Agreement, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which CSA is a party or by which such entity is bound, obligating CSA to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of common stock or other ownership interests of CSA or obligating CSA to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking (other than to CSA).
     (c) Authority; Noncontravention. CSA has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by CSA and the consummation by CSA of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of CSA. This Agreement has been duly executed and delivered by CSA and constitutes the valid and binding obligation of CSA and is enforceable against CSA in accordance with its terms. The execution and delivery of this Agreement by CSA does not, and the consummation of the transactions contemplated hereby and compliance by CSA with the provisions of this Agreement does not and will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets of CSA under the articles of incorporation of CSA.
     (d) Litigation. There is no suit, action or proceeding pending or, to the knowledge of CSA, threatened against or affecting CSA that, individually or in the aggregate, could reasonably be expected to (i) have a CSA Material Adverse Effect or (ii) prevent the consummation of any of the transactions contemplated herein, nor is there any judgment, decree, injunction, rule or order of governmental entity or arbitrator outstanding against CSA having, or which, insofar as reasonably can be foreseen, in the future would have, any such effect.
     (e) Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s financial advisor’s or other similar fee or commission in connection with the Merger or based upon arrangements made by or on behalf of CSA.

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ARTICLE IV
MISCELLANEOUS
     Section 4.1. Termination. This Agreement may be terminated and abandoned by action of the Board of Directors of CSI, Managing Member of the Merger Sub or the Board of Directors of CSA at any time prior to the Effective Time, whether before or after approval by the sole member of the Merger Sub and the shareholders of CSA.
     Section 4.2. Approval. The respective obligation of each party to effect the Merger is subject to adoption by the requisite vote of the shareholders of CSA and the sole member of the Merger Sub pursuant to the Delaware Act and the North Carolina Act, as applicable.
     Section 4.3. Amendments. This Agreement may only be amended in accordance with Section 1.1(c) hereof and may not be amended in any other manner.
     Section 4.4. Counterparts. This Agreement may be executed in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original but all such counterparts shall together constitute one and the same Agreement.
     Section 4.5. Entire Agreement; No Third-Party Beneficiaries. This Agreement and the other agreements entered into in connection with the transactions (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 3.1 are not intended to confer upon any person other than the parties hereto any rights or remedies.
     Section 4.6. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO CONFLICTS OF LAWS PRINCIPLES THEREOF.

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     IN WITNESS WHEREOF, each of the Merger Sub, CSA and CSI has executed this Agreement, or has caused this Agreement to be executed on its behalf by a representative duly authorized, all as of the day and year first above written.

COGDELL SPENCER INC.

By:	/s/ Frank Spencer

Name: Frank Spencer
Title: Chief Executive Officer and President

CS MERGER SUB LLC

By:	/s/ Frank Spencer

Name: Frank Spencer
Title: Authorized Signatory

COGDELL SPENCER ADVISORS, INC.

By:	/s/ Frank Spencer

Name: Frank Spencer
Title: President

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EXHIBIT A
CERTIFICATE OF FORMATION

CERTIFICATE OF FORMATION
OF
CS MERGER SUB LLC
ARTICLE 1.
NAME
     The name of the limited liability company (the “Company”) is CS Merger Sub LLC.
ARTICLE 2.
REGISTERED AGENT
     The address of the registered office of the Company in the State of Delaware is 2711 Centerville Road, Suite 400 Wilmington, Delaware 19808 in the County of New Castle. The name of the registered agent of the Company is Corporation Service Company.
ARTICLE 3.
DURATION
     The Company shall have perpetual duration, unless terminated in accordance with the Limited Liability Company Act of the State of Delaware (the “Act”) or the operating agreement of the Company.
ARTICLE 4.
PURPOSE
     The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be organized under the Act.
     IN WITNESS WHEREOF, this Certificate has been executed as of this            day of August, 2005, by the undersigned authorized signatory who affirms that, to the best of his knowledge and belief, the facts stated herein are true.

CS Merger Sub LLC
/s/ Frank C. Spencer
Frank C. Spencer
Authorized Signatory

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EXHIBIT B
LIMITED LIABILITY COMPANY AGREEMENT OF THE COMPANY

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OPERATING AGREEMENT
OF
CS MERGER SUB LLC
     This OPERATING AGREEMENT (the “Agreement”) of CS Merger Sub LLC (the “Company”), dated as of August ___, 2005, is entered into by Cogdell Spencer LP, a Delaware limited partnership (the “Member”).
     WHEREAS, the Company was formed on August 2, 2005, pursuant to, and in accordance with, the Delaware Limited Liability Company Act (6 Del.C. §§ 18-101 et seq.), as amended from time to time (the “Act”), by an authorized person, by the filing of a Certificate of Formation of the Company with the Secretary of State of the State of Delaware, and the Member hereby adopts and ratifies the Certificate of Formation and all acts taken by the authorized person in connection therewith;
     NOW, THEREFORE, in consideration of the premises contained herein and each party intending to be legally bound, the parties hereto agree as follows:
          Name. The name of the limited liability company is CS Merger Sub LLC.
          Purpose. The Company is formed for the object and purpose of, and the nature of the business conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any activities necessary or incidental to the foregoing.
          Formation. The filing of the Certificate of Formation of the Company with the Secretary of State of the State of Delaware on August 2, 2005, pursuant to the Act is hereby ratified and approved.
          Registered Office. The address of the registered office of the Company in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808 in the County of New Castle.
          Registered Agent. The name of its Registered Agent at such address is Corporation Service Company.
          Members. is the sole managing member (the “Managing Member”) and sole member of the Company and shall be shown as such on the books and records of the Company. No other person shall be admitted as a managing member or member of the Company, and no additional interest in the Company shall be issued, without the approval of the Managing Member and appropriate amendments to this Agreement. The name and the address of the Managing Member is as follows: Cogdell Spencer LP, 4401 Barclay Downs Drive, Suite 300, Charlotte, North Carolina 28209-4670, Attention: Mr. Frank Spencer.
          Management of the Company. The Managing Member shall have sole authority to manage the business and affairs of the Company, to execute documents on behalf of the Company and to bind the Company.
          Initial Capital Contributions and Interests. The initial capital contribution of the Member shall be $0.00. On the date hereof, the Member owns a 100% interest in the Company.

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          Additional Contributions. The Member is not required to make additional capital contributions to the Company.
          Dissolution. The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (a) the sale, exchange or other disposition of all or substantially all of the Company’s assets; (b) the election of the Managing Member; or (c) the bankruptcy or dissolution of the Managing Member.
          Winding Up of Company. Upon dissolution, the Company’s business shall be liquidated in an orderly manner. The Managing Member shall act as the liquidator to wind up the affairs of the Company pursuant to this Agreement. In performing its duties, the liquidator is authorized to sell, distribute, exchange or otherwise dispose of the assets of the Company in accordance with the Act and in any reasonable manner that the liquidator shall determine to be in the best interest of the Member or its successors-in-interest.
          Distributions. The Managing Member shall distribute funds at such times and in such amounts as it may determine. In determining the amount of funds to distribute pursuant to this Section 12, the Managing Member may consider such factors as the need to allocate funds to any reserves for Company contingencies or any other Company purposes that the Managing Member reasonably deems necessary or appropriate.
          Certification of Interests. The limited liability interest of the Company may or may not be certificated, and if certificated, such certificates shall constitute securities governed by Article 8 of the Delaware Uniform Commercial Code.
          Liability of Member. The Member shall not have any liability for the debts, obligations and liabilities of the Company except to the extent provided in the Act.
          Indemnification. The Company shall indemnify and hold harmless the Member, employee or other person for any claim arising out of such entity’s or person’s relationship to the Company, to the extent companies may indemnify persons under the Delaware General Corporation Law.
          Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, all rights and remedies being governed by such laws.
          Books and Records. The books and records of the Company will be kept at Cogdell Spencer LP, 4401 Barclay Downs Drive, Suite 300, Charlotte, North Carolina 28209-4670, Attention: Mr. Frank Spencer.
          Authorized Person. Jim Cogdell, Frank Spencer and any person authorized to sign on behalf of the Managing Member are each authorized to sign on behalf of the Company.
          Modification, Waiver or Termination. No modification, waiver or termination of this Agreement, or any part hereof, shall be effective unless made in writing and signed by the party or parties sought to be bound thereby.
          Benefits of Agreement. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or of any other person not a party to this Agreement.
          Headings. The titles of Sections of this Agreement are for convenience of reference only and shall not define or limit any of the provisions of this Agreement.

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     IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the date first written above.

COGDELL SPENCER LP
By:	CS Business Trust I, its General Partner

By:
	Name:	Frank Spencer
	Title:	Trustee

EXHIBIT C

Name	Shares of Common Stock

James Cogdell	1,244,503

Frank Spencer	219,616

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